Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-160688

Prospectus

55,544,300 shares

TransAtlantic Petroleum Ltd.

Common Shares

The selling shareholders named in this prospectus may use this prospectus to offer and sell from time to time up to 55,544,300 of our common shares. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders. This prospectus does not cover the issuance of any common shares by us to the selling shareholders.

Except for underwriting discounts and selling commissions, which may be paid by the selling shareholders, we have agreed to pay the expenses incurred in connection with the registration of the common shares covered by this prospectus.

The selling shareholders may sell the common shares from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling shareholders may sell the common shares to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the common shares, or both. Additional information relating to the distribution of the common shares by the selling shareholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

Our common shares are traded on the Toronto Stock Exchange under the symbol “TNP” and are traded on the NYSE Amex under the symbol “TAT”. On May 10, 2010, the closing price of our common shares on the Toronto Stock Exchange was Cdn$3.81, and the closing price for our common shares on the NYSE Amex was $3.73 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling shareholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholders referred to in this prospectus may offer and sell from time to time up to 55,544,300 outstanding common shares.

Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling shareholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common shares. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

Unless the context requires otherwise, references in this prospectus to “TransAtlantic,” “we,” “us,” and “our” are to TransAtlantic Petroleum Ltd. and its subsidiaries on a consolidated basis. All references to “$” or “dollars” in this prospectus refer to U.S. dollars, unless otherwise indicated. Canadian dollars is abbreviated Cdn$ and Australian dollars is abbreviated AUD$.

SUMMARY

This summary highlights information about this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus, especially the risks of investing in our common shares discussed under “Risk Factors” in this prospectus, any accompanying prospectus supplement and the documents incorporated herein by reference before making an investment decision.

TransAtlantic Petroleum Ltd.

TransAtlantic Petroleum Ltd. is a vertically integrated, international oil and gas company engaged in the acquisition, development, exploration, and production of crude oil and natural gas. We hold interests in developed and undeveloped oil and gas properties in Turkey, Morocco, Romania, and California. We own our own drilling rigs and oilfield service equipment, which we use to develop our properties in Turkey and Morocco. In addition, we provide oilfield services and contract drilling services to third parties in Turkey and plan to provide similar services in Morocco. We underwent a strategic transformation during 2008 as a result of a series of transactions with N. Malone Mitchell, 3rd, chairman of our board of directors.

We were incorporated under the laws of British Columbia, Canada on October 1, 1985 under the name Profco Resources Ltd. and continued to the jurisdiction of Alberta, Canada under the Business Corporations Act (Alberta) on June 10, 1997. Effective December 2, 1998, we changed our name to TransAtlantic Petroleum Corp. Effective October 1, 2009, we continued to the jurisdiction of Bermuda under the Companies Act 1981 of Bermuda from the Province of Alberta and changed our name to TransAtlantic Petroleum Ltd. Our common shares trade on the Toronto Stock Exchange in Canadian dollars under the symbol “TNP” and on the NYSE Amex in U.S. dollars under the symbol “TAT”. Our principal executive office is located at 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206. Our telephone number is (214) 220-4323. Our website address is www.transatlanticpetroleum.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

The Offering

Common shares offered by the selling shareholders	55,544,300 shares

Selling shareholders	All of the common shares are being offered by the selling shareholders named herein. This prospectus does not offer for sale any common shares beneficially owned our affiliates. See “Selling Shareholders” for more information on the selling shareholders.

Use of proceeds	We will not receive any proceeds from the sale of the common shares in this offering.

Plan of distribution	The selling shareholders named in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer or sell the common shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may resell the common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling shareholders, see “Plan of Distribution.”

Toronto Stock Exchange symbol	TNP

NYSE Amex symbol	TAT

RISK FACTORS

Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. All of these “Risk Factors” are incorporated by reference herein in their entirety. Any of the risks and uncertainties incorporated by reference herein could materially and adversely affect our business, results of operation and financial condition. These risks and uncertainties are not the only ones facing us. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. The trading price of our common shares could decline due to the occurrence of any of these risks, and investors could lose all or part of their investment. In assessing these risks, investors should also refer to the information contained or incorporated by reference in our other filings with SEC.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are “forward-looking statements” and are prospective. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “project,” “estimate,” “continue” or similar words suggesting future outcomes or statements regarding an outlook. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: market prices for natural gas, natural gas liquids and oil products; estimates of reserves and economic assumptions; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; the global economic crisis and economic conditions in the countries and provinces in which we carry on business, especially economic slowdowns; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in other documents that we file with or furnish to the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty, as such factors are interdependent upon other factors. In that regard, any statements as to future natural gas or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; changes in any of the foregoing and other statements using forward-looking terminology are forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Forward-looking statements in this prospectus are based on management’s beliefs and opinions at the time the statements are made. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this prospectus are made as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common shares by the selling shareholders under this prospectus. The proceeds from the resale of the common shares under this prospectus are solely for the account of the selling shareholders.

SELLING SHAREHOLDERS

We entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated June 22, 2009, with Canaccord Capital Corporation (“Canaccord”) and Dalea Partners, LP (“Dalea”), pursuant to which we agreed to register for resale certain of our common shares owned by the selling shareholders named below and to indemnify the selling shareholders against certain liabilities related to the selling of such common shares, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Under the Registration Rights Agreement, we also agreed to pay the expenses associated with preparing and filing this registration statement; however, the selling shareholders will pay any legal fees, expenses, commissions or other expenses relating to the sale of their common shares.

The selling shareholders acquired the common shares on June 22, 2009 either in an offering conducted outside the United States in compliance with Regulation S under the Securities Act or inside the United States in compliance with Regulation D under the Securities Act. The common shares being offered hereby are being registered to permit public secondary trading. The selling shareholders may offer all or part of the common shares for resale from time to time. However, the selling shareholders are under no obligation to sell all or any portion of the common shares, nor are the selling shareholders obligated to sell any common shares immediately under this prospectus. This prospectus does not offer for sale any common shares beneficially owned by Dalea.

The following table sets forth the names of the selling shareholders, the number of common shares beneficially owned by them as of September 15, 2009, the number of common shares being offered by them, the number of common shares each selling shareholder will beneficially own if the shareholder sells all of the common shares being registered and the selling shareholder’s percentage ownership of our total outstanding common shares if all the common shares in the offering are sold. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The percentage of common shares beneficially owned after the offering is based on 253,636,666 common shares outstanding as of September 15, 2009. As used in this prospectus, “selling shareholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ interests.

All information with respect to share ownership has been furnished by or on behalf of the selling shareholders and is as of September 15, 2009. We believe, based on information supplied by the selling shareholders and subject to community property laws where applicable, that except as may otherwise be indicated in the footnotes to the table below, each selling shareholder has sole voting and dispositive power with respect to the common shares reported as beneficially owned by them. Because the selling shareholders may sell all, part or none of their common shares, no estimates can be given as to the number of common shares that will be held by each selling shareholder upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering, none of the common shares offered by this prospectus will be held by the selling shareholders.

None of the selling shareholders has had any position with, held any office of, or had any other material relationship with us during the past three years.

Selling Shareholder	Number of Common Shares Owned Before the Offering		Number of Common Shares Being Offered		Number of Common Shares Owned After the Offering (1)	Percentage of Common Shares Owned After the Offering
1991 Investment Company (2)	40,000		40,000		0	0
2035718 Ontario Inc. (3)	160,000		160,000		0	0
A. Faye Lore & Jon S. Lore; Joint Tenants with Right of Survivorship (4)	17,000		17,000		0	0
Adaly Opportunity Fund (5)	440,000	(6)	440,000	(6)	0	0
Anthony & Elizabeth Harnack Trustees, Harnack Family Trust UAD 10/27/87	264,810		150,000		114,810	*

Atlas Allocation Fund L.P. (7)	538,000		538,000		0		0
Ben T. Morris (8)	35,000		35,000		0		0
BMO Global Energy Fund (9)	24,000		24,000		0		0
Brad D. Sanders (10)	30,000		30,000		0		0
Bret Alan Chandler Trust DTD 12/18/2003 Bret Alan Chandler Trustee, 2003	50,000		30,000		20,000		*
Bret D. Sanders (11)	30,000		30,000		0		0
Bruce R. McMaken (12)	17,500		17,500		0		0
Catherine Lobb (13)	20,000	(14)	20,000	(14)	0		0
Cato Partners Management LLC (15)	807,000		807,000		0		0
Charles E. Koehn Jr.	35,000	(16)	35,000	(16)	0		0
Christine Kennedy	18,300		18,300		0		0
Christine M. Sanders (17)	1,049,000	(18)	1,049,000	(18)	0		0
Clay L. Floren (19)	720,000	(20)	720,000	(20)	0		0
Cumber International S.A. (21)	2,900,200	(22)	2,689,000	(23)	211,200	(24)	*
Cumberland Benchmarked Partners, L.P. (21)	2,900,200	(22)	2,689,000	(23)	211,200	(24)	*
Cumberland Partners (21)	2,900,200	(22)	2,689,000	(23)	211,200	(24)	*
Daniel Grant Innes	12,000		12,000		0		0
Daniel Martinez	50,000		50,000		0		0
David S. Floren (25)	720,000	(20)	720,000	(20)	0		0
DCF Partners L.P. (26)	720,000	(20)	720,000	(20)	0		0
Delta One Strategic Fund (27)	40,000		40,000		0		0
Don A. Sanders (28)	1,049,000	(18)	1,049,000	(18)	0		0
Don A. Sanders Children’s Trust DTD 2003 Don Weir Trustee (29)	360,000	(30)	360,000	(30)	0		0
Don Sanders and Tanya J. Drury Trustees FBO Tanya Jo Drury Trust	1,049,000	(18)	1,049,000	(18)	0		0
Don Weir and Julie Ellen Weir, Tenants in Common (29) (31)	360,000	(30)	360,000	(30)	0		0
EAM Inc. (32)	48,000		48,000		0		0
Edward Mercaldo and Karen Mercaldo Trustees, Mercaldo Family Trust UAD 10/08/02	50,000		50,000		0		0
Eric Glenn Weir	25,000		25,000		0		0
Estacado Strategic Partners, LP (33)	56,000		56,000		0		0
Exploration Capital Partners 1998-B, Limited Partnership (34)	4,049,176	(35)	1,141,700	(36)	2,907,476	(37)	1.1%
Exploration Capital Partners 2000, Limited Partnership (34)	4,049,176	(35)	1,141,700	(36)	2,907,476	(37)	1.1%

Fidelity Devonshire Trust: Fidelity Utilities and Telephone Fund (38)	9,788,400		2,909,000		6,879,400		2.7%
Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Large Cap Fund (39)	13,597,400	(40)	6,718,000	(41)	6,879,400	(42)	2.7%
Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Opportunities Fund (39)	13,597,400	(40)	6,718,000	(41)	6,879,400	(42)	2.7%
Fidelity Investments Canada ULC as Trustee of the Fidelity Global Natural Resources Fund (39)	13,597,400	(40)	6,718,000	(41)	6,879,400	(42)	2.7%
Fidelity Investments Canada ULC as Trustee of the Fidelity Special Situations Fund (39)	13,597,400	(40)	6,718,000	(41)	6,879,400	(42)	2.7%
Gary Lobb (13)	20,000	(14)	20,000	(14)	0		0
Gentling Investments LLC (43)	200,000		200,000		0		0
George L. Ball (44)	30,000		30,000		0		0
Gordon & Kari Holmes, Trustees; Holmes Revocable Trust UAD 03/07/00	10,000		10,000		0		0
Grant E. Sims and Patricia Sims Joint Tenants (45)	30,000		30,000		0		0
Intact Investment Management Inc. (46)	630,000		630,000		0		0
IRA FBO Tanya Drury Pershing LLC as Custodian (47)	160,000	(48)	160,000	(48)	0		0
Irene M. Squyres Family Trust UAD 06/16/97 Coy H. Squyres, Trustee	50,000		50,000		0		0
Jackie S. Moore	20,000		20,000		0		0
James W. Christmas	75,000		75,000		0		0
Jennifer Floren (49)	720,000	(20)	720,000	(20)	0		0
Joey D. Dills and Sheila L. Dills (50)	300,000		30,000		270,000		*
John A. Moss, Jr.	30,000		30,000		0		0
Kaizen Fundamental Value Fund (51)	538,000	(52)	538,000	(52)	0		0
Katherine U. Sanders	150,000		150,000		0		0
Katherine U. Sanders Children Trust DTD 2003 Don Weir Trustee (29)	360,000	(30)	360,000	(30)	0		0
Laura K. Sanders	30,000		30,000		0		0
Lisa Dawn Weir	35,000		35,000		0		0
Longview Partners B, L.P. (21)	2,900,200	(22)	2,689,000	(23)	211,200	(24)	*
Luke J. Drury Trustee Luke J. Drury Non-Exempt Trust	40,000		40,000		0		0

Lyudmila Favelyukis (53)	40,000	(54)	40,000	(54)	0	0
M. St. John Dinsmore	50,000		50,000		0	0
Mark J. Drury Trustee Mark J. Drury Exempt Trust U/W John Drury	40,000		40,000		0	0
Matthew Drury Trustee FBO Matthew J. Drury Non-Exempt Trust	40,000		40,000		0	0
Melissa Floren Filippone (55)	720,000	(20)	720,000	(20)	0	0
Michael Kosowan (56)	125,000		100,000		25,000	*
Michael S. Chadwick (57)	17,500		17,500		0	0
Middlemarch Partners Ltd. (58)	100,000		100,000		0	0
MMCAP International Inc. SPC (59)	120,000		120,000		0	0
MSD Energy Investments, L.P. (60)	13,064,000		13,064,000		0	0
Nancy G. Kinder (61)	185,000	(62)	185,000	(62)	0	0
Nolan Ryan	30,000		30,000		0	0
Palo Alto Global Energy Master Fund, L.P. (63)	2,524,000		2,424,000		100,000	*
Parkwood GP Inc. (64)	48,000		48,000		0	0
Passport Energy Master Fund SPC Ltd. for and on behalf of Portfolio A—Energy Strategy (65)	672,000		672,000		0	0
Pate Capital Partners LP (66)	2,100,000		1,600,000		500,000	*
Paul Mitcham (67)	75,000		75,000		0	0
Paul Tate and Lara M. Tate, Tenants in Common (68)	25,000		25,000		0	0
Pelham E. Adams, Trustee; Pelham E. Adams Trust UAD 06/20/2008	100,000		100,000		0	0
Peter Martini	78,600		5,000		73,600	*
PilotRock Concentrated Fund, L.P. (69)	2,000,000	(70)	2,000,000	(70)	0	0
PioneerPath Capital Ltd. (71)	2,500,000		2,500,000		0	0
Quentin Hicks and Shannon Hicks, Tenants in Common (72)	5,000		5,000		0	0
R. Kirk Whitman	45,000		30,000		15,000	*
RBC Capital Markets Corp. CFBO Charles Koehn Segregated R/O IRA (73)	35,000	(16)	35,000	(16)	0	0
RBC Capital Markets Corp. CFBO Kimberly K. Reno, IRA (74)	2,500		2,500		0	0
RBC Capital Markets Corp. CFBO Mary W. Goddard IRA (75)	10,000		10,000		0	0
RBC Capital Markets Corp. CFBO Tod W. Siefert DDS, SEP IRA (76)	70,000		70,000		0	0

RCH Energy Opportunity Fund II, L.P. (77)	2,000,000	(78)	2,000,000	(78)	0		0
RCH Energy Opportunity Fund III, L.P. (77)	2,000,000	(78)	2,000,000	(78)	0		0
Richard D. Kinder (61)	185,000	(62)	185,000	(62)	0		0
Robert B. Rosene, Jr. Rev. Trust DTD 2/05/04 Robert B. Rosene Jr. Trustee	100,000		100,000		0		0
Robert C. Jenkins	5,035,600	(79)	2,061,000	(80)	2,974,600	(81)	1.2%
Rudolf Favelyukis (53)	40,000	(54)	40,000	(54)	0		0
Salida Multi Strategy Hedge Fund (82)	1,500,000		1,500,000		0		0
Sanders Opportunity Fund (Institutional), L.P. (83) (28)	1,049,000	(18)	1,049,000	(18)	0		0
Sanders Opportunity Fund, L.P. (83) (28)	1,049,000	(18)	1,049,000	(18)	0		0
Select Contrarian Value Partners, LP (51)	538,000	(52)	538,000	(52)	0		0
Sprott Asset Management LP on behalf of Sprott Small Cap Equity Fund (84)	625,000		625,000		0		0
Stedman West Family Partnership, Ltd. (85)	202,000		202,000		0		0
Strategic Opportunities Master Fund (5)	440,000	(6)	440,000	(6)	0		0
Strategic Retirement Fund (5)	440,000	(6)	440,000	(6)	0		0
Sylvia Barnes and James Trimble, Joint Tenants (86)	65,000		65,000		0		0
Tanya J. Drury	160,000	(48)	160,000	(48)	0		0
TD Asset Management Inc. (87)	780,000		780,000		0		0
The Apogee Fund, L.P. (88)	800,000		800,000		0		0
The Floren Family Foundation (89)	720,000	(20)	720,000	(20)	0		0
The K2 Principal Fund LP (90)	500,000		500,000		0		0
The Roy Steed Personal Trust (91)	15,000		5,000		10,000		*
Thomas D. O’Malley Jr. (69)	2,000,000	(70)	2,000,000	(70)	0		0
Wendy James	75,000		63,800		11,200		*
West Family Investments, LLC (92)	2,017,000		2,017,000		0		0
Wexford Catalyst Trading Limited (93)	1,200,000	(94)	1,200,000	(94)	0		0
Wexford Spectrum Trading Limited (93)	1,200,000	(94)	1,200,000	(94)	0		0
William Roger Clemens	50,000		50,000		0		0
Yorkview Capital Corporation (95)	30,000		5,000		25,000		*

*	Less than 1%
(1)	Represents the number of common shares that will be beneficially owned by the selling shareholders after completion of this offering based on the assumptions that: (i) all of the common shares registered for resale by the registration statement of which this prospectus is part will be sold and (ii) no other common shares will be acquired or sold by the selling shareholders prior to completion of this offering. However, the selling shareholders may sell all, part or none of their common shares offered pursuant to this prospectus and may sell some or all of their common shares pursuant to one or more exemptions from the registration provisions of the Securities Act.
(2)	Paul Brett Combs, as the trustee of LC Vose 1965 Trust FBO Charles Vose, the general partner of 1991 Investment Company, has sole voting and dispositive power over the common shares held by 1991 Investment Company.
(3)	Richard Kung, as president of 2035718 Ontario Inc., has sole voting and dispositive power over the common shares held by 2035718 Ontario Inc.
(4)	Alice Faye Lore and Jon S. Lore have shared voting and dispositive power over the common shares held by A. Faye Lore & Jon S. Lore; Joint Tenants with Right of Survivorship.
(5)	Adaly Investment Management Corp. serves as the investment advisor and manager of Adaly Opportunity Fund, Strategic Opportunities Master Fund and Strategic Retirement Fund. Martin Braun, the president of Adaly Investment Management Corp., has sole voting and dispositive power over the common shares held by Adaly Opportunity Fund, Strategic Opportunities Master Fund and Strategic Retirement Fund.
(6)	Includes (i) 143,300 common shares held by Adaly Opportunity Fund, (ii) 270,500 common shares held by Strategic Opportunities Master Fund and (iii) 26,200 common shares held by Strategic Retirement Fund.
(7)	Robert H. Alpert, as the president of BV Atlas Capital Management LP, the general partner of Atlas Allocation Fund L.P., has sole voting and dispositive power over the common shares held by Atlas Allocation Fund L.P.
(8)	Ben T. Morris is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Morris in the ordinary course of business and, at the time of purchase, Mr. Morris had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(9)	Robert Taylor, as portfolio manager of BMO Global Energy Fund, has sole voting and dispositive power over the common shares held by BMO Global Energy Fund. Mr. Taylor is an affiliate of a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(10)	Brad D. Sanders is an affiliate of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Sanders in the ordinary course of business and, at the time of purchase, Mr. Sanders had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(11)	Bret D. Sanders is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Sanders in the ordinary course of business and, at the time of purchase, Mr. Sanders had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(12)	Bruce R. McMaken is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. McMaken in the ordinary course of business and, at the time of purchase, Mr. McMaken had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(13)	Gary Lobb and Catherine Lobb are husband and wife.
(14)	Includes 10,000 common shares held by Catherine Lobb and 10,000 common shares held by Gary Lobb.
(15)	Derk Cullnan, as managing member of Cato Partners Management LLC, has sole voting and dispositive power over the common shares held by Cato Partners Management LLC.
(16)	Includes 20,000 common shares held by Charles E. Koehn Jr. and 15,000 common shares held by RBC Capital Markets Corp. CFBO Charles Koehn Segregated R/O IRA, over which Mr. Koehn has sole voting and dispositive power.

(17)	Don A. Sanders and Christine M. Sanders are husband and wife.
(18)	Includes (i) 50,000 common shares held by Christine M. Sanders, (ii) 300,000 common shares held by Don A. Sanders, (iii) 100,000 common shares held by the Don Sanders and Tanya J. Drury Trustees FBO Tanya Jo Drury Trust, with respect to which Mr. Sanders and Ms. Drury are co-trustees and have shared voting and dispositive power over the common shares held by the trust, (iv) 456,438 common shares held by Sanders Opportunity Fund (Institutional), L.P., with respect to which Mr. Sanders has sole voting and dispositive power over the common shares held by the fund and (v) 142,562 common shares held by Sanders Opportunity Fund, L.P., with respect to which Mr. Sanders has sole voting and dispositive power over the common shares held by the fund.
(19)	Douglas C. Floren has sole voting and dispositive power over the common shares held by Clay L. Floren.
(20)	Includes the following common shares over which Douglas C. Floren has sole voting and dispositive power: (i) 10,000 common shares held by Clay L. Floren, (ii) 20,000 common shares held by David S. Floren, (iii) 650,000 common shares held by DCF Partners L.P., (iv) 10,000 common shares held by Jennifer Floren, (v) 10,000 common shares held by Melissa Floren Filippone and (vi) 20,000 common shares held by The Floren Family Foundation. Clay L. Floren, David S. Floren, Jennifer Floren and Melissa Floren Filippone are the adult children of Douglas C. Floren.
(21)	Gary Tynes, as the chief financial officer of Cumberland Associates LLC, the financial advisor to Cumber International S.A., has sole voting and dispositive power over the common shares held by Cumber International S.A. Mr. Tynes, as the general partner of Cumberland Benchmarked GP LLC, the general partner of Cumberland Benchmarked Partners, L.P., has sole voting and dispositive power over the common shares held by Cumberland Benchmarked Partners, L.P. Mr. Tynes, as a member of Cumberland GP LLC, the general partner of Cumberland Partners, has sole voting and dispositive power over the common shares held by Cumberland Partners. Mr. Tynes, as a member of Longview B GP LLC, the general partner of Longview Partners B, L.P., has sole voting and dispositive power over the common shares held by Longview Partners B, L.P.
(22)	I Includes (i) 179,147 common shares held by Cumber International S.A., (ii) 766,927 common shares held by Cumberland Benchmarked Partners, L.P., (iii) 1,505,155 common shares held by Cumberland Partners and (iv) 448,971 common shares held by Longview Partners B, L.P.
(23)	Includes (i) 165,775 common shares held by Cumber International S.A., (ii) 711,039 common shares held by Cumberland Benchmarked Partners, L.P., (iii) 1,395,822 common shares held by Cumberland Partners and (iv) 416,364 common shares held by Longview Partners B, L.P.
(24)	Includes (i) 13,372 common shares held by Cumber International S.A., (ii) 55,888 common shares held by Cumberland Benchmarked Partners, L.P., (iii) 109,333 common shares held by Cumberland Partners and (iv) 32,607 common shares held by Longview Partners B, L.P.
(25)	Douglas C. Floren has sole voting and dispositive power over the common shares held by David S. Floren.
(26)	Douglas C. Floren, as the managing partner of DCF Partners L.P., has sole voting and dispositive power over the common shares held by DCF Partners L.P.
(27)	Peter Linder, as the president of DOCP Management, the manager of Delta One Strategic Fund, has sole voting and dispositive power over the common shares held by Delta One Strategic Fund.
(28)	Don A. Sanders is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Sanders in the ordinary course of business and, at the time of purchase, Mr. Sanders had no agreements or understandings, directly or indirectly, with any person to distribute the common shares. Mr. Sanders and Christine M. Sanders are husband and wife.
(29)	Don Weir is an affiliate of SMH Capital Inc., a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares. Don Weir and Julie Ellen Weir are husband and wife.
(30)	Includes the following common shares over which Don Weir has sole voting and dispositive power: (i) 150,000 common shares held by the Don A. Sanders Children’s Trust DTD 2003 Don Weir Trustee, (ii) 60,000 common shares held by Don Weir and Julie Ellen Weir, Tenants in Common and (iii) 150,000 common shares held by the Katherine U. Sanders Children Trust DTD 2003 Don Weir Trustee.

(31)	Don Weir has sole voting and dispositive power over the common shares held by Don Weir and Julie Ellen Weir, Tenants in Common.
(32)	Gregory Galanis, as the secretary of EAM Inc., has sole voting and dispositive power over the common shares held by EAM Inc.
(33)	Daniel J. Morrison, as the manager of Estacado Capital Partners LP, the general partner of Estacado Strategic Partners, LP, has sole voting and dispositive power over the common shares held by Estacado Strategic Partners, LP.
(34)	Resource Capital Investment Corp. is the general partner of Exploration Capital Partners 1998-B, Limited Partnership, Exploration Capital Partners 2000, Limited Partnership and Exploration Capital Partners 2006, Limited Partnership. Arthur Richards Rule and Gretchen Carter are the president and secretary/treasurer, respectively, of Resource Capital Investment Corp. and have shared voting and dispositive power over the common shares held by each of Exploration Capital Partners 1998-B, Limited Partnership, Exploration Capital Partners 2000, Limited Partnership and Exploration Capital Partners 2006, Limited Partnership. Mr. Rule and Ms. Carter are affiliates of Global Resource Investments Ltd., a registered broker-dealer. The common shares held by Exploration Capital Partners 1998-B, Limited Partnership, Exploration Capital Partners 2000, Limited Partnership and Exploration Capital Partners 2006, Limited Partnership were purchased in the ordinary course of business and, at the time of purchase, neither Mr. Rule nor Ms. Carter had any agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(35)	Includes (i) 2,936,000 common shares held by Exploration Capital Partners 1998-B, Limited Partnership, (ii) 931,500 common shares held by Exploration Capital Partners 2000, Limited Partnership and (iii) 181,676 common shares held by Exploration Capital Partners 2006, Limited Partnership.
(36)	Includes 756,000 common shares held by Exploration Capital Partners 1998-B, Limited Partnership and 385,700 common shares held by Exploration Capital Partners 2000, Limited Partnership.
(37)	Includes (i) 2,180,000 common shares held by Exploration Capital Partners 1998-B, Limited Partnership, (ii) 545,800 common shares held by Exploration Capital Partners 2000, Limited Partnership and (iii) 181,676 common shares held by Exploration Capital Partners 2006, Limited Partnership.
(38)	Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,909,000 common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,909,000 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 8,050,800 common shares of TransAtlantic Petroleum Corp. as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 8,050,800 shares and sole power to vote or to direct the voting of 8,050,000 common shares owned by the institutional accounts managed by PGATC as reported above.
(39)	Peter Bowen, as the vice president and fund treasurer of Fidelity Investments Canada ULC, has sole voting and dispositive power over the common shares held by Fidelity Canadian Large Cap Fund, Fidelity Canadian Opportunities Fund, Fidelity Global Natural Resources Fund and Fidelity Special Situations Fund.

(40)	Includes (i) 1,649,400 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Large Cap Fund, (ii) 10,596,300 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Opportunities Fund, (iii) 378,500 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Global Natural Resources Fund and (iv) 973,200 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Special Situations Fund.
(41)	Includes (i) 824,400 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Large Cap Fund, (ii) 5,296,300 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Opportunities Fund, (iii) 116,200 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Global Natural Resources Fund and (iv) 481,100 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Special Situations Fund.
(42)	Includes (i) 825,000 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Large Cap Fund, (ii) 5,300,000 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Canadian Opportunities Fund, (iii) 262,300 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Global Natural Resources Fund and (iv) 492,100 common shares held by Fidelity Investments Canada ULC as Trustee of the Fidelity Special Situations Fund.
(43)	Gary D. Gentling, as president, has sole voting and dispositive power over the common shares held by Gentling Investments LLC.
(44)	George L. Ball is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Ball in the ordinary course of business and, at the time of purchase, Mr. Ball had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(45)	Grant E. Sims and Patricia Sims have shared voting and dispositive power over the common shares held by Grant E. Sims and Patricia Sims Joint Tenants.
(46)	Werner Muehlemann, as the vice president, senior portfolio manager and head of equities of Intact Investment Management Inc., has sole voting and dispositive power over the common shares held by Intact Investment Management Inc.
(47)	Tanya J. Drury has sole voting and dispositive power over the common shares held by IRA FBO Tanya Drury Pershing LLC as Custodian.
(48)	Includes (i) 30,000 common shares held by Tanya J. Drury, (ii) 30,000 common shares held by IRA FBO Tanya Drury Pershing LLC as Custodian and (iii) 100,000 common shares held by the Don Sanders and Tanya J. Drury Trustees FBO Tanya Jo Drury Trust, with respect to which Mr. Sanders and Ms. Drury are co-trustees and share voting and dispositive power over the common shares held by the trust.
(49)	Douglas C. Floren has sole voting and dispositive power over the common shares held by Jennifer Floren.
(50)	Joey D. Dills has sole voting and dispositive power over the common shares held by Joey D. Dills and Sheila L. Dills.
(51)	Kaizen Management, LP, is the general partner of the investment advisor to Kaizen Fundamental Value Fund and Select Contrarian Value Partners, LP. David W. Berry, as the manager of Kaizen Management LP, has sole voting and dispositive power over the common shares held by each of Kaizen Fundamental Value Fund and Select Contrarian Value Partners, LP.
(52)	Includes 18,000 common shares held by Kaizen Fundamental Value Fund and 520,000 common shares held by Select Contrarian Value Partners, LP.
(53)	Rudolf Favelyukis and Lyudmila Favelyukis are husband and wife.
(54)	Includes 17,000 common shares held by Lyudmila Favelyukis and 23,000 common shares held by Rudolf Favelyukis.
(55)	Douglas C. Floren has sole voting and dispositive power over the common shares held by Melissa Floren Filippone.
(56)	Michael Kosowan is an affiliate of Global Resource Investments, a registered broker-dealer. These common shares were purchased by Mr. Kosowan in the ordinary course of business and, at the time of purchase, Mr. Kosowan had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(57)	Michael S. Chadwick is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased by Mr. Chadwick in the ordinary course of business and, at the time of purchase, Mr. Chadwick had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(58)	Cecilia M. Kershaw, as a director of Middlemarch Partners Ltd., has sole voting and dispositive power over the common shares held by Middlemarch Partners Ltd.
(59)	Matthew MacIsaac, as the sole director of MMCAP International Inc. SPC, has sole voting and dispositive power over the common shares held by MMCAP International Inc. SPC.
(60)	MSD Capital, L.P. is the general partner of MSD Energy Investments, L.P. and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the common shares held by MSD Energy Investments, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares held by MSD Capital, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares owned by MSD Capital Management LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.
(61)	Richard D. Kinder and Nancy G. Kinder are husband and wife.
(62)	Includes 35,000 common shares held by Nancy G. Kinder and 150,000 common shares held by Richard D. Kinder.
(63)	Mr. William L. Edwards is the Chief Investment Officer and Dr. Anthony Joonkyoo Yun is the President of Palo Alto Investors, LLC, which is the general partner and investment adviser of Palo Alto Global Energy Master Fund, L.P. Mr. Edwards is the owner of Palo Alto Investors, Inc., the managing member of Palo Alto Investors, LLC. Mr. Edwards and Dr. Yun have shared voting and dispositive power over the common shares held by Palo Alto Global Energy Master Fund, L.P. Each of Mr. Edwards and Dr. Yun disclaim beneficial ownership of such common shares except to the extent of his pecuniary interest therein.
(64)	Dan Sternberg, as the president of Parkwood GP Inc., has sole voting and dispositive power over the common shares held by Parkwood GP Inc.
(65)	Passport Management, LLC is the investment manager of Passport Energy Master Fund SPC Ltd. for and on behalf of Portfolio A—Energy Strategy. The managing member of Passport Management, LLC is Passport Capital, LLC. John H. Burbank III, as the managing member of Passport Capital, LLC, has sole voting and dispositive power over the common shares held by Passport Energy Master Fund SPC Ltd.
(66)	Bruce A. Pate, as the general partner of Pate Capital Partners LP, has sole voting and dispositive power over the common shares held by Pate Capital Partners LP.
(67)	Paul Mitcham is a registered broker-dealer and did not receive these common shares as compensation for providing any investment banking services to us. Consequently, Mr. Mitcham is an “underwriter” within the meaning of the Securities Act with respect to any common shares he resells pursuant to this prospectus.
(68)	Paul Tate and Lara M. Tate have shared voting and dispositive power over the common shares held by Paul Tate and Lara M. Tate, Tenants in Common.
(69)	Thomas O’Malley, Jr., as the managing member of PilotRock Concentrated Fund, L.P., has sole voting and dispositive power over the common shares held by PilotRock Concentrated Fund, L.P.
(70)	Includes 1,000,000 common shares held by PilotRock Concentrated Fund, L.P. and 1,000,000 common shares held by Thomas O’Malley, Jr.
(71)	Jon P. Venetos, Gerald Beeson and Adam Cooper, as the directors of PioneerPath Capital Ltd., have shared voting and dispositive power over the common shares held by PioneerPath Capital Ltd.
(72)	Quentin Hicks and Shannon Hicks have shared voting and dispositive power over the common shares held by Quentin Hicks and Shannon Hicks, Tenants in Common. Quentin Hicks is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(73)	Charles Koehn Jr. has sole voting and dispositive power over the common shares held by RBC Capital Markets Corp. CFBO Charles Koehn Segregated R/O IRA.
(74)	Kimberly K. Reno has sole voting and dispositive power over the common shares held by RBC Capital Markets Corp. CFBO Kimberly K. Reno, IRA.

(75)	Mary W. Goddard has sole voting and dispositive power over the common shares held by RBC Capital Markets Corp. CFBO Mary W. Goddard IRA. Ms. Goddard is an affiliate of a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(76)	Tod W. Siefert has sole voting and dispositive power over the common shares held by RBC Capital Markets Corp. CFBO Tod W. Siefert DDS, SEP IRA.
(77)	RR Advisors, LLC is the investment advisor and ultimate general partner to each of RCH Energy Opportunity Fund II, L.P. and RCH Energy Opportunity Fund III, L.P. Robert Raymond, as the sole member, and W. Mark Meyer, as the president, of RR Advisors, LLC, have shared voting and dispositive power over the common shares held by each of RCH Energy Opportunity Fund II, L.P. and RCH Energy Opportunity Fund III, L.P.
(78)	Includes 1,333,333 common shares held by RCH Energy Opportunity Fund II, L.P. and 666,667 common shares held by RCH Energy Opportunity Fund III, L.P.
(79)	Includes (i) 2,061,000 common shares held by Robert C. Jenkins, (ii) 100,000 common shares held by the Jasmine Anne Jenkins Trust, with respect to which Mr. Jenkins is the trustee and has voting and dispositive power over the common shares held by the Jasmine Anne Jenkins Trust, (iii) 2,574,600 common shares held by the Robert C. Jenkins Living Trust, with respect to which Mr. Jenkins is the trustee and has sole voting and dispositive power over the common shares held by the Robert C. Jenkins Living Trust, (iv) 200,000 common shares held by the Jenkins Family Residual Trust, with respect to which Mr. Jenkins is the trustee and has sole voting and dispositive power over the common shares held by the Jenkins Family Residual Trust and (v) 100,000 common shares held by the Rory Robert Jenkins Trust, with respect to which Mr. Jenkins is the trustee and has sole voting and dispositive power over the common shares held by the Rory Robert Jenkins Trust.
(80)	Includes 2,061,000 common shares held by Mr. Jenkins.
(81)	Includes (i) 100,000 common shares held by the Jasmine Anne Jenkins Trust, (ii) 2,574,600 common shares held by the Robert C. Jenkins Living Trust, (iii) 200,000 common shares held by the Jenkins Family Residual Trust and (iv) 100,000 common shares owned by the Rory Robert Jenkins Trust.
(82)	Steve Craig, Danny Guy and Brad White, as officers of Salida Multi Strategy Hedge Fund, have shared voting and dispositive power over the common shares held by Salida Multi Strategy Hedge Fund.
(83)	Don A. Sanders, as Chief Investment Officer of each of Sanders Opportunity Fund (Institutional), L.P. and Sanders Opportunity Fund, L.P., has sole voting and dispositive power over the common shares held by each of Sanders Opportunity Fund (Institutional), L.P. and Sanders Opportunity Fund, L.P.
(84)	Allan Jacobs, as Director of Small Cap Investments and Senior Portfolio Manager of Sprott Asset Management LP, the manager of Sprott Small Cap Equity Fund, has sole voting and dispositive power over the common shares held by Sprott Small Cap Equity Fund. Sprott Asset Management LP is an affiliate of Sprott Private Wealth LP, a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(85)	Stuart W. Stedman, as the manager of Stedman West Management Company L.L.C., Stedman West Family Partnership, Ltd.’s managing general partner, has sole voting and dispositive power over the common shares held by Stedman West Family Partnership, Ltd.
(86)	Sylvia Barnes is an employee of SMH Capital Inc., a registered broker-dealer. These common shares were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the common shares. Sylvia Barnes and James Trimble have shared voting and dispositive power over the common shares held by Sylvia Barnes and James Trimble, Joint Tenants.
(87)	Ari Levy, as VP & Director and Portfolio Manager of TD Asset Management Inc., has sole voting and dispositive power over the common shares held by TD Asset Management Inc.
(88)	Emmett M. Murphy, as the president of The Apogee Fund, L.P., has sole voting and dispositive power over the common shares held by The Apogee Fund, L.P.
(89)	Douglas C. Floren, as the trustee of The Floren Family Foundation, has sole voting and dispositive power over the common shares held by The Floren Family Foundation.

(90)	Shawn Kimel, as the managing partner of The K2 Principal Fund LP, has sole voting and dispositive power over the common shares held by The K2 Principal Fund LP.
(91)	Roy Steed, as trustee, has sole voting and dispositive power over the common shares held by The Roy Steed Personal Trust.
(92)	Randy Rochman, as chief executive officer, and Johnny Bubb, as vice president, respectively, of West Family Investments, LLC, have shared voting and dispositive power over the common shares held by West Family Investments, LLC.
(93)	Wexford Capital LP is the investment manager of each of Wexford Catalyst Trading Limited and Wexford Spectrum Trading Limited. Charles Davidson and Joseph M. Jacobs, as controlling persons of Wexford Capital LP, have shared voting and dispositive power over the common shares held by each of Wexford Catalyst Trading Limited and Wexford Spectrum Trading Limited.
(94)	Includes 300,000 common shares held by Wexford Catalyst Trading Limited and 900,000 common shares held by Wexford Spectrum Trading Limited.
(95)	Giulio Vitali, as the president of Yorkview Capital Corporation, has sole voting and dispositive power over the common shares held by Yorkview Capital Corporation.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling shareholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ interests. In all cases, the selling shareholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale.

Each selling shareholder may, from time to time, sell any or all of their common shares on the stock exchange, market or trading facility on which the common shares are listed or quoted at the time of sale or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers, including institutional investors;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short after the effective date of the registration statement of which this prospectus is a part and deliver common shares registered hereby to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common shares. In no event shall any broker dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which common shares held by selling shareholders who are not our affiliates may resell such shares without registration and without regard to any limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The common shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of common shares by the selling shareholders or any other person.

DESCRIPTION OF CAPITAL STOCK

Shares Generally

Pursuant to our Memorandum of Continuance and our Bye-Laws, we are authorized to issue 1,000,000,000 common shares of par value $0.01 each and 100,000,000 undesignated shares of par value $0.01 each. The Bye-Laws permit the board to authorize us to repurchase our shares whether for cancellation or to be held as treasury shares, provided we are, after the repurchase, able to pay our liabilities as they become due. The Bye-Laws permit us to issue redeemable shares.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the shareholders. The Bye-Laws do not provide for cumulative voting. Any action to be taken by the shareholders at any meeting at which a quorum is in attendance is decided by the affirmative vote of a majority of the votes cast at such meeting, except as otherwise set forth in the Bye-Laws or the Companies Act 1981 of Bermuda. An amendment of certain specified provisions of the Bye-Laws requires an affirmative vote of at least 80% of the issued and outstanding common shares entitled to vote, and any alteration or abrogation of any rights attached to any class of shares requires (i) consent in writing of 100% of the issued shares of that class or (ii) the approval of the holders of not less than 75% of the issued shares of that class. In addition, the following actions requires an affirmative vote of no less than two-thirds of the votes cast: changes to our Memorandum of Continuance or Bye-Laws, amalgamations, sale, lease or exchange of substantially all of our assets, voluntary winding up or continuance to a foreign jurisdiction. There are no limitations imposed by Bermuda law or the Bye-Laws on the right of shareholders who are not Bermuda residents to hold or vote their common shares. Holders of our common shares do not have any pre-emptive rights.

Under the Bye-Laws and Bermuda law, the board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Each common share is entitled to dividends only if, as and when dividends are declared by the board of directors. The payment of future dividends, if any, is determined by the board.

In the event of our liquidation, dissolution or winding up, holders of common shares are entitled to share rateably in proportion to their shareholding in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Undesignated Shares

The Memorandum of Continuance and the Bye-Laws authorize the issuance of 100,000,000 undesignated shares. The undesignated shares may be issued with such preferred, qualified or other special rights, privileges and conditions and subject to such restrictions, as the board of directors may determine, in one or more series. The issuance of shares with voting rights, conversion rights or preferential rights could adversely affect the voting power of our holders of common shares and could have the effect of delaying or preventing a change of control. Preferred shares could have preferences over common shares with respect to liquidation rights or dividends.

Registration Rights of Selling Shareholders

The selling shareholders have registration rights pursuant to the Registration Rights Agreement entered into by us on June 22, 2009. This agreement provides for the registration of up to 98,377,300 common shares (the “Registrable Securities”). In addition, any of our common shares acquired in the future by the selling shareholders upon any stock split, dividend or other distribution, recapitalization or similar event with respect to our common shares will be covered by the agreement. The registration statement, of which this prospectus forms a part, is filed in accordance with the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, once any registration statement filed pursuant to the Registration Rights Agreement is declared effective by the SEC, we must, subject to certain customary limitations, maintain the effectiveness of the registration statement continuously until all of the common shares registered thereby have either been sold or may be sold by non-affiliates of TransAtlantic without restriction under Rule 144 of the Securities Act. All Registrable Securities cease to be entitled to registration rights under the Registration Rights Agreement upon the earlier to occur of (i) being sold pursuant to an effective registration statement under the Securities Act or (ii) being eligible for resale by our non-affiliates without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The broad discretion given to the board of directors to designate and issue shares from our undesignated shares could be deemed to have an anti-takeover affect, as could the super-majority requirements for certain shareholder votes as described above.

Director and Officer Indemnity

The Bye-Laws require us to indemnify our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such person in such capacity or by reason of any act done, conceived or omitted in the conduct of our business or in the discharge of such person’s duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to Bermuda law. Bermuda law permits us to indemnify directors and officers against liability attaching to them arising from their duties but such indemnification may not extend to acts of fraud or dishonesty. The Bye-Laws require us to advance funds to directors or officers for their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved, and only if such advance is specifically authorized in accordance with Bye-Law 44.6. The Bye-Laws permit the purchase of indemnity insurance.

Foreign Exchange Control Regulations

We have been designated as a non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority. Because of this designation, there are no restrictions on our ability to transfer funds in and out of Bermuda.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the sale of our common shares to or by such persons may take place without specific consent under the Exchange Control Act 1972. Issuances and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific approval under the Exchange Control Act 1972.

As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermuda residents, but as an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda.

Bermuda Tax Considerations

The following describes a summary of some of the material tax consequences of an investment in our common shares under Bermuda laws. Each prospective investor should consult its own tax advisors regarding tax consequences of an investment in our common shares.

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends. In addition, stamp duty is not chargeable to any shareholder in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions. No reciprocal tax treaty affecting us exists between Bermuda and the United States.

The Bermuda government has enacted legislation under which the Minister of Finance is authorized to give a tax assurance to an exempted company or a partnership that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, then the imposition of any such tax shall not be applicable to such entities or any of their operations. In addition, there may be included an assurance that any such tax or any tax in the nature of estate duty or inheritance tax, shall not be applicable to the share, debentures or other obligations of such entities.

On November 6, 2009, we received such a tax assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966. Pursuant to the tax assurance, we have been granted an exemption from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or on any tax in the nature of estate, duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to us. This tax exemption expires on March 28, 2016.

Registrar and Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (416) 263-9200.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the common shares offered hereby has been passed upon for us by Appleby.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, and management’s assessment of the effectiveness of TransAtlantic Petroleum Ltd.’s internal control over financial reporting as of December 31, 2009 have been incorporated herein by reference to our Annual Report on Form 10-K in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2009, expresses an opinion that TransAtlantic Petroleum Ltd. did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states:

•	TransAtlantic Petroleum Ltd. did not maintain adequate controls to facilitate the flow of information used in financial reporting throughout the organization.

•	TransAtlantic Petroleum Ltd. did not maintain an effective period-end financial statement closing process.

•

TransAtlantic Petroleum Ltd. did not design procedures to ensure detailed reviews and verification of inputs related to the analysis of accounts or transactions and schedules supporting financial statement amounts and disclosures.

•	TransAtlantic Petroleum Ltd. did not maintain effective monitoring controls over foreign operations in Istanbul, Turkey.

The consolidated financial statements of Incremental Petroleum Limited and subsidiaries as of and for the years ended December 31, 2008 and 2007 included herein have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report. Such financial statements have been so included upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

DeGolyer & MacNaughton, independent petroleum engineers, prepared the proved reserves estimates with respect to certain of our properties incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in petroleum engineering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Service Agreement

Effective May 1, 2008, we entered into a service agreement, as amended (the “Service Agreement”), with Longfellow Energy, LP (“Longfellow”), Viking Drilling LLC (“Viking”), Longe Energy Limited (“Longe”), MedOil Supply, LLC and Riata Management, LLC (“Riata”) (collectively, the “Service Entities”), under which we and the Service Entities agreed to provide technical and administrative services to each other from time to time on an as-needed basis. Under the terms of the Service Agreement, the Service Entities agreed to provide us upon our request certain computer services, payroll and benefits services, insurance administration services and entertainment services, and we and the Service Entities agreed to provide to each other certain management consulting services, oil and gas services and general accounting services (collectively, the “Services”). Under the terms of the Service Agreement, we pay, or are paid, for the actual cost of the Services rendered plus the actual cost of reasonable expenses on a monthly basis. We or the Service Entities may terminate the Service Agreement at any time by providing advance notice of termination to the other party.

As of November 1, 2008, pursuant to the Service Agreement, the salary, bonus and benefits earned by each of our named executive officers are paid by Riata and we reimburse Riata for the actual cost thereof. In 2008, we reimbursed Riata $79,607 for the salary, bonus and benefits provided to the named executive officers. In addition, Barbara Pope, sister-in-law of Mr. Mitchell, and Terry Pope, brother-in-law of Mr. Mitchell, are employees of Riata and provide services to us under the Service Agreement. In 2008, we reimbursed Riata $9,705 and $16,087 for services provided by Ms. Pope and Mr. Pope, respectively, pursuant to the Service Agreement. During 2008, Mr. McCann was an employee of Riata and provided services to us under the Service Agreement. In 2008, we reimbursed Riata $41,856 for services provided by Mr. McCann pursuant to the Service Agreement. As of January 1, 2009, Mr. McCann became our chief executive officer.

We recorded expenditures for the year ended December 31, 2008 of $4.6 million for goods and Services provided by the Service Entities pursuant to the Service Agreement or other arrangements, including salary, bonus and benefits reimbursements identified in the prior paragraph, of which $1.5 million was included in accounts payable at December 31, 2008 and settled in cash during the first quarter of 2009. There were no amounts due to us from the Service Entities at December 31, 2008.

The following table provides a breakdown of reimbursements of actual costs and expenses made by us to the Service Entities under the Service Agreement:

Service Agreement Category	For the Year Ended December 31, 2008
Salaries and benefits for named executive officers	$79,607
Salaries and benefits for non-named executive officers	1,571,039
Inventory relating to drilling operations	1,135,642
Prepaid drilling services	605,729
Travel, hotels and meals, excluding the use of Riata-owned aircraft	343,335
Computer equipment and software	266,659
Third party legal and professional fees	170,945
Equipment relating to drilling operations	143,871
Office expenses and supplies	66,997
Allocated overhead	26,473
Geologic and geophysical maps and fees	18,850
Leases	—

Total	$4,429,147

Aircraft Reimbursements

In addition, we and Riata have an arrangement whereby our executive officers, employees, or consultants, or other persons providing Services to us under the Service Agreement, are permitted to use aircraft owned by Riata for company-related business travel. For the use of this aircraft, we reimburse Riata an amount per passenger equal to the cost of a business class ticket on a commercial airline for comparable travel. Riata bears 100% of the cost of fuel, landing fees and all other expenses incurred in connection with such flights in excess of the amount reimbursed by us. In each case, the actual cost of the flight exceeded the amount of the reimbursement by us. For 2008, we reimbursed Riata $165,654 for the use of this aircraft. Because this reimbursement is only for company-related business travel of persons providing Services to us and is integrally and directly related to the performance of such persons’ duties, our reimbursement is not compensation nor a perquisite to any of our directors or executive officers. In addition, we reimbursed Riata $25,309 for the use of this aircraft by Mr. Mitchell’s wife and son, who accompanied Mr. Mitchell on company-related business travel in 2008.

Quest Loan

In April 2007, we entered into a $3.0 million short-term standby bridge loan from Quest Capital Corp. (“Quest”). We drew down $3.0 million on the loan in the second quarter of 2007. In August 2007, we increased the loan facility to $4.0 million and drew down the additional $1.0 million. We issued 503,823 common shares to Quest at an aggregate value of approximately $359,000 as we drew on the loan. In November 2007, we paid down $2.0 million in principal on the loan and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. Quest extended the maturity date to April 30, 2008 to facilitate the closing of the loan with Riata, as described below. We repaid the loan in full on April 8, 2008. The Quest loan incurred interest at a rate of twelve percent (12%) per annum, calculated daily and compounded monthly, and we paid an aggregate of $392,461 in interest and fees on the loan. We currently have one director in common with Quest, Mr. Bayley, who currently serves as Quest’s president and chief executive officer. At the time of the Quest transactions, we had two directors in common with Quest and Mr. Bayley served as Quest’s chief executive officer. Transactions with Quest were conducted on an arm’s length basis. The loans were made by Quest in the ordinary course of business and were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable loans with persons not related to Quest.

Transactions with Messrs. Mitchell and McCann

We have entered into various transactions with our chairman, Mr. Mitchell, and various companies formed and owned or controlled by Mr. Mitchell that are primarily focused on investing in international energy opportunities. In addition, we entered into various transactions with Mr. McCann, our chief executive officer since January 1, 2009 and a member of our board of directors since May 2008.

On April 8, 2008, we entered into a $2.0 million short-term loan at an interest rate of twelve percent (12%) per annum with Riata and used the proceeds to repay the Quest loan in full. We repaid the Riata loan in full on May 30, 2008 and all interest under the Riata loan was waived.

In addition, on April 8, 2008, Dalea purchased 10,000,000 common shares from us at a purchase price of Cdn$0.30 per share pursuant to the first stage of a the private placement announced in March 2008 and, on May 30, 2008, Dalea and Riata TransAtlantic, LLC (“Riata TransAtlantic”) purchased a further 12,630,000 common shares from us at a purchase price of Cdn$0.36 per share pursuant to the second stage of the private placement. Mr. McCann, at that time a member of our board of directors, also participated in the second stage of the private placement, purchasing 1,100,000 common shares. However, neither Mr. Mitchell nor Mr. McCann were related parties of us on March 28, 2008, the date that Dalea and Riata TransAtlantic first agreed that they or their associates would participate in the private placement and provide the short-term loan to us.

We entered into a Registration Rights Agreement, as of April 8, 2008, as amended and restated as of December 30, 2008, with Riata (the “Riata Registration Rights Agreement”). Pursuant to the Riata Registration Rights Agreement, Riata has the right to request that we effect the qualification under Canadian securities laws of all or part of our common shares (and any of our securities issued on conversion of, in exchange for or in replacement of such common shares) owned or controlled by Riata, certain entities affiliated with Riata, the purchasers that participated in our December 2008 private placement, and Longfellow (the “Qualifiable Securities”), to permit the distribution of such Qualifiable Securities to the public in any or all of the provinces and territories of Canada (a “Demand Qualification”). We will not be obligated to effect any Demand Qualification for less than Cdn$5,000,000 or to effect more than two Demand Qualifications in any twelve-month period or until a period of at least 90 days has elapsed from the effective date of the most recent previous qualification. In addition to the Demand Qualification rights, subject to certain limitations, if we propose to file a prospectus under Canadian securities laws in order to permit the qualification of securities that are to be sold by us or by any of our shareholders, we will use all reasonable efforts to include in the proposed distribution such number of Qualifiable Securities as Riata shall request upon the same terms as such distribution.

In July 2008, Longfellow guaranteed the obligations of us and Longe under a farm-out agreement concerning our Ouezzane-Tissa and Asilah exploration permits in Morocco up to a maximum of $25 million. In addition, in July 2008, we received a reimbursement of expenses in the amount of $832,000 from Longe related to Longe’s participation in our Moroccan exploration permits.

On December 30, 2008, we acquired 100% of the issued and outstanding shares of Longe from Longfellow in consideration for the issuance of 39,583,333 common shares and 10,000,000 common share purchase warrants. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share through December 30, 2011. Concurrently, we issued 35,416,667 common shares at a price of $1.20 per share in a private placement with Dalea, Riata TransAtlantic, Mr. McCann and other purchasers that have business or familial relationships with Mr. Mitchell, resulting in gross proceeds of $42.5 million. Dalea and Riata TransAtlantic purchased an aggregate of 34,381,667 common shares, and Mr. McCann purchased 250,000 common shares. In addition, we paid $740,000 to Longfellow for additional drilling equipment delivered at closing of the Longe acquisition.

In November 2008, in connection with the pending acquisition of Longe, we agreed with Longe that we would suspend billing Longe for work that we were conducting for its Moroccan operations. As a result, we recorded approximately $1 million in related expenses that we would have billed to Longe had the Longe acquisition not been completed.

On December 31, 2008, we entered into bills of sale and assignment with Viking. Under the terms of the bills of sale and assignment, we purchased at Viking’s cost certain drilling and service equipment and other assets from Viking for use in Turkey, Morocco and Romania. We paid $8.3 million to Viking for the drilling and service equipment and other assets.

Mr. Mitchell and his wife own 100% of Riata and Dalea, and Mr. Mitchell is a manager of Riata TransAtlantic. In addition, Mr. Mitchell is a partner of Dalea and a manager of Dalea Management, LLC, the general partner of Dalea. Mr. Mitchell, his wife and children indirectly own 100% of Longfellow. Prior to our acquisition of Longe, Longe was owned by Longfellow. Riata owns 100% of MedOil Supply, LLC. Dalea owns 85% of Viking.

MATERIAL CHANGES

There have been no material changes to us since December 31, 2009 that have not been described in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and Current Reports on Form  8-K.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, excluding any disclosures therein that are furnished and not filed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed on May 10, 2010;

•	Current Report on Form 8-K dated December 21, 2009 and filed on December 28, 2009, as amended by Amendment No. 1 on Form 8-K/A filed on January 7, 2010; and

•	Current Report on Form 8-K dated January 7, 2010 and filed on January 13, 2010.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost. We can be contacted at the address and phone number indicated below:

TransAtlantic Petroleum Ltd.

5910 N. Central Expressway

Suite 1755

Dallas, Texas 75206

Attn: Secretary

Telephone (214) 220-4323

Our incorporated reports and other documents may be accessed at our website address: www.transatlanticpetroleum.com or by contacting the SEC as described below in “Where You Can Find More Information.”

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

FINANCIAL STATEMENTS

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the following transactions of TransAtlantic Petroleum Ltd. (“TransAtlantic” or the “Company”).

Longe Acquisition

On September 19, 2008, the Company entered into a purchase agreement for the acquisition of all of the issued and outstanding shares of Longe Energy Limited (“Longe”) from Longfellow Energy, LP (“Longfellow”), an entity indirectly owned by N. Malone Mitchell, 3rd, his wife and children, and agreed to make a concurrent private placement of common shares of the Company. Mr. Mitchell is the Chairman of the Company’s board of directors. The transactions closed on December 30, 2008. Longe became an indirect wholly-owned subsidiary of the Company on December 30, 2008. Pursuant to the terms of the purchase agreement, the Company acquired all of the issued and outstanding shares of Longe (the “Longe Acquisition”) in consideration for the issuance of 39,583,333 common shares of the Company and 10,000,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.00 per share through December 30, 2011. Concurrently with the acquisition, the Company issued 35,416,667 common shares at a price of $1.20 per share in a private placement (the “Private Placement”) with Dalea Partners, LP (“Dalea”), Riata TransAtlantic, LLC (“Riata TransAtlantic”), Matthew McCann and other purchasers with business or familial relationships with Mr. Mitchell, resulting in gross proceeds of $42.5 million to the Company. Mr. Mitchell owns and controls Dalea and manages Riata TransAtlantic. Mr. McCann currently serves as the chief executive officer and a director of the Company and, at the time of the private placement, was a director of the Company. The Company recorded $1.1 million in transaction costs for the Longe acquisition and the concurrent private placement. Both the acquisition of Longe and the Private Placement are reflected on TransAtlantic’s historical balance sheet as of December 31, 2009.

The purchase price of the Longe acquisition is as follows:

(in thousands)
Fair value of TransAtlantic common shares	$28,104
Fair value of TransAtlantic common share purchase warrants—net	5,228
Transaction costs	484

Total purchase price	$33,816

The fair value of the Company’s common shares used in determining the purchase price was $0.71 per share based on the closing price of the Company’s common shares on December 30, 2008. The fair value of the 10 million common share purchase warrants was determined using the Black-Scholes Model with the following assumptions: stock price of $0.71; volatility of 169%; dividend rate of 0%; risk-free interest rate of 1.67%; and term of three years.

The allocation of net assets acquired is as follows:

(in thousands)
Property and equipment	$32,350
Deposits on equipment	2,508
Other	128
Accounts payable	(1,170)

Total net assets acquired:	$33,816

Under the terms of the purchase agreement, the Company assumed Longe’s existing work commitments for drilling and other exploratory activities under its exploration permits in Morocco.

Incremental Acquisition

On October 27, 2008, the Company announced its intention to make a cash takeover offer (the “Offer”) through TransAtlantic Australia Pty. Ltd. (“TransAtlantic Australia”), a wholly-owned subsidiary of the Company, for all of the outstanding common shares of Incremental Petroleum Limited (“Incremental”), an international oil and gas company that was publicly traded on the Australian Stock Exchange. The Offer expired on March 6, 2009. As of March 6, 2009, the Company owned common shares of Incremental representing approximately 65.4% of Incremental’s outstanding common shares, and had received offers to acquire an additional approximately 11.6% of Incremental’s

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

outstanding common shares. On March 20, 2009, the Company purchased 15,025,528 common shares of Incremental from Mr. Mitchell. The Company acquired these shares from Mr. Mitchell for cash at a price of AUD $1.085 per share, the same price per share and pursuant to the same terms as the shares acquired from Incremental’s other shareholders, none of whom had any relationship with the Company. Incremental was delisted from the Australian Stock Exchange on March 26, 2009. At March 31, 2009, the Company had paid for and owned approximately 96% of the common shares of Incremental. On April 20, 2009, the Company paid for and completed the acquisition of the remaining 4% of Incremental’s common shares through an Australian statutory procedure. These shares were acquired at the same price per share as the previous share purchases. In addition, the Company agreed to purchase all of the outstanding options to acquire common shares of Incremental. On April 8, 2009, in exchange for the assignment of the Incremental options to the Company, the Company paid the Incremental option holders an aggregate of $721,000 in cash and issued them an aggregate of 101,585 common shares of the Company and 829,960 common share purchase warrants of the Company. Each warrant is exercisable through April 2, 2012 and entitles the holder to purchase one common share of the Company at an exercise price of $1.20 per share. The common shares and common share purchase warrants were issued pursuant to an exemption from registration under Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The Company has accounted for the Incremental acquisition (the “Incremental Acquisition”) as a business combination, which is discussed further in TransAtlantic’s consolidated financial statements for the year ended December 31, 2009, incorporated by reference into this prospectus.

The following tables summarize the consideration paid in the Incremental acquisition, and the purchase price allocation of assets acquired and liabilities assumed recognized at the acquisition dates, as well as the acquisition-date fair value of the non-controlling interests in Incremental:

Consideration:

(in thousands)
Payment of cash amounting to $83,036,483 Australian Dollars for the acquisition of 76,532,473 shares of Incremental, translated into U.S. Dollars based on the exchanges rates in effect on the dates of the transactions, ranging from February 18, 2009 through March 20, 2009	$53,942
Payment of cash to retire share-based payment arrangements of Incremental	721

Total cash consideration	54,663
Issuance of 101,585 common shares of the Company to retire share-based payment arrangements of Incremental	71
Issuance of 829,960 warrants to purchase the Company’s common shares to retire share-based payment arrangements of Incremental	207

Fair value of total consideration transferred	$54,941

The fair value of the 101,585 common shares issued as part of the consideration paid in the Incremental acquisition was determined on the basis of the closing market price of the Company’s common shares on the acquisition date, or $0.70 per share. The fair value of the 829,960 warrants issued as part of the consideration paid in the Incremental acquisition was determined using the Black-Scholes Model using the following assumptions: strike price of $1.20 per share, expected life of three years based on management’s expectation that the warrants will not be exercised until near the end of the warrants’ 36 month contractual term, volatility of 40% based on a third party independent valuation of the warrants offered to the Incremental option holders, a 3.5% risk-free interest rate, and a forecasted dividend rate of 0% based on the Company’s historic dividends and future plans for paying dividends. The assumptions used in the Black-Scholes Model yielded a fair value of $0.25 per warrant.

Acquisition-Related Costs:

Included in general and administrative expenses on the Company’s consolidated statement of operations for the year ended December 31, 2009, of which $181,000 was incurred in 2008 and recorded as a deferred charge as at December 31, 2008	$817

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed at Acquisition:

Financial Assets:
Cash, consisting of approximately $1.3 million, AUD $3.6 million and 3.5 million Turkish Lira	$5,547
Accounts receivable	4,317

Total financial assets	9,864
Deferred income tax assets	626
Other current assets, consisting primarily of prepaid expenses	1,022
Oil and gas properties
Unproved properties	2,290
Proved properties	50,970
Rigs and related equipment	2,802
Materials and supplies inventories	1,313

Total oil and gas properties	57,375
Financial Liabilities:
Accounts payable, consisting of normal trade obligations	(1,773)
Accrued liabilities, consisting primarily of accrued compensated employee absences	(679)
Current portion of long-term debt	(2,765)
Deferred income taxes	(7,925)
Long-term debt	(1,217)
Asset retirement obligations, consisting of future plugging and abandonment liabilities on Incremental’s developed wellbores as of March 5, 2009, based on internal and third-party estimates of such costs, adjusted for a historic Turkish inflation rate of approximately 7.9%, and discounted to present value using the Company’s credit-adjusted risk-free rate of 7.2%	(3,025)

Total financial liabilities	(17,384)

Total identifiable net assets	$51,503

Fair value of non-controlling interest in Incremental, based on the Company’s acquisition of such interest on April 20, 2009 for AUD $3,475,399	$2,761

Goodwill	$6,199

Goodwill represents the excess of the purchase price of a business over the estimated fair value of the assets acquired and liabilities assumed. The Company recorded $6.2 million in goodwill on the acquisition of Incremental. The goodwill relates to access to potential exploration and production opportunities in foreign jurisdictions.

On November 28, 2008, the Company entered into a credit agreement with Dalea. The purpose of the Dalea credit agreement was to fund the Incremental Acquisition. As of March 31, 2009, the Company had borrowed $59.0 million from Dalea pursuant to the credit agreement for the acquisition of 96% of the outstanding Incremental shares. Pursuant to the Dalea credit agreement, as amended, until May 30, 2009, the Company was permitted to request advances from Dalea of (i) up to $62.0 million to purchase shares of Incremental in connection with the Offer plus related transaction costs and expenses, and (ii) up to $14.0 million for general corporate purposes. Advances under the credit agreement in connection with the Incremental Acquisition were denominated in U.S. Dollars, but were advanced in Australian Dollars at an agreed upon currency exchange rate of $0.7024 US to AUD $1.00. Advances under the credit agreement in connection with funding general corporate activities were denominated and advanced in U.S. Dollars. Balances outstanding under the agreement accrued interest at a fixed rate of 10% per annum. Borrowings under the Dalea credit agreement were repaid in full during June 2009, at which time the Dalea credit agreement was terminated.

TransAtlantic’s historical consolidated balance sheet as of December 31, 2009 reflects the transactions described above, and accordingly, no unaudited pro forma condensed combined balance sheet as of December 31, 2009 is presented. The Company has recorded the assets acquired and the liabilities assumed in the Incremental Acquisition at their fair values.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 gives effect to: i) the Longe Acquisition and Private Placement as if they were consummated on April 14, 2008 consistent with Longe’s date of incorporation; ii) the Incremental Acquisition as if the entire 100% interest was obtained on January 1, 2008; and iii) the effects of the borrowings under the Dalea credit agreement as if they had occurred on January 1, 2008. The unaudited pro forma condensed combined statement of operations combines the historical results of TransAtlantic, Longe and Incremental for the year ended December 31, 2008. The historical results of TransAtlantic were derived from its audited consolidated statements of operations and comprehensive loss for the year ended December 31, 2008. The historical results of Longe were derived from its audited statement of operations for the period from April 14, 2008 (inception) through November 30, 2008. The historical results of operations for Incremental were derived from its audited consolidated statement of operations incorporated by reference into this prospectus, though amounts reported on Incremental’s results of operations have been expressed in Australian Dollars, and have been translated into U.S. Dollars using the average exchange rates in effect over the year ended December 31, 2008, which amounted to approximately $0.85 per Australian Dollar. Incremental’s historic results of operations are presented in accordance with International Financial Reporting Standards (“IFRS”).

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Incremental’s results of operations from March 5, 2009 through December 31, 2009 are included in TransAtlantic’s historic results of operations. Longe’s results of operations have been included in TransAtlantic’s historic results of operations since December 31, 2008. The unaudited pro forma condensed combined statement of operations for year ended December 31, 2009 gives effect to: i) the Incremental Acquisition as if the entire 100% interest was obtained on January 1, 2008; and ii) the effects of the borrowings under the Dalea credit agreement as if they had occurred on January 1, 2008. The unaudited pro forma condensed combined statement of operations combines the historical results of TransAtlantic and Incremental for the year ended December 31, 2009. The historical results of TransAtlantic were derived from its audited consolidated statements of operations and comprehensive loss for the year ended December 31, 2009. The historical results of operations for Incremental for the period from January 1, 2009 through March 4, 2009 were derived from its accounting records.

The unaudited pro forma statements are prepared in accordance with Regulation S-X and the accounting policies used in the preparation of the pro forma statements are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which are consistent with those used in TransAtlantic’s audited financial statements as of and for the year ended December 31, 2008, except that the Incremental Acquisition reflects TransAtlantic’s adoption of Accounting Standards Codification 805, Business Combinations (formerly Statement of Financial Accounting Standards (“SFAS”) No. 141R, Business Combinations), and Accounting Standards Codification 810-10-65, Consolidation (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements).

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Longe and Incremental been consolidated with TransAtlantic during the periods shown. The pro forma adjustments are based on information available at the time of the preparation of these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical audited financial statements of Longe for the period ended November 30, 2008 filed with the Securities and Exchange Commission on March 18, 2009 on Form 8-K/A and, the historical consolidated financial statements of TransAtlantic and the historic consolidated financial statements of Incremental each of which are incorporated by reference into this prospectus.

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(Thousands of U.S. Dollars, except per share amounts)

	TransAtlantic Historical	Longe Historical	Incremental Historical (IFRS)	U.S. GAAP and Pro Forma Adjustments		Combined Pro Forma Amounts
Revenues:
Revenues	$—	$—	$45,439	$(1,051)	A	$—
				(44,388)	B
Oil and gas sales	111	—	—	(5,520)	G	38,979
				44,388	B

Total revenues	111	—	45,439	(6,571)		38,979
Costs and Expenses:
Production	73	—	—	7,531	E	16,992
				9,388	H
Seismic and other exploration	7,901	—	—	3,798	C	11,797
				98	D
General and administrative	3,592	508	—	—		5,977
				1,877	F
Employee benefits expense	—	—	7,977	(7,531)	E	—
				(446)	F
Takeover defense	—	—	1,431	(1,431)	F	—
International oil and gas activities	5,183	257	—	—		5,440
Royalty expense	—	—	5,520	(5,520)	G	—
Raw materials and consumables used	—	—	7,113	(7,113)	H	—
Field costs	—	—	2,275	(2,275)	H	—
Accretion of discount on asset retirement obligations	6	—	—	415	I	421
Finance costs	—	—	105	(105)	J	—
Depreciation, depletion and amortization	53	—	4,123	(116)	K	4,060

Total costs and expenses	16,808	765	28,544	(1,430)		44,687

Operating income (loss)	(16,697)	(765)	16,895	(5,141)		(5,708)
Other income (expense):
Interest and financing expense	(116)	(132)	—	(5,900)	L	(6,148)
Interest and other income	338	—	—	761	A	1,099
Foreign exchange loss	—	—	(853)	(4,276)	M	(5,129)
Other	—	—	(678)	290	A	(388)

Income (loss) before income tax provision (benefit)	(16,475)	(897)	15,364	(14,266)		(16,274)
Income tax provision (benefit)	—	—	4,822	(799)	N	4,023

Net income (loss)	$(16,475)	$(897)	$10,542	$(13,467)		$(20,297)

Loss per share:
Basic and diluted	$(0.25)				O	$(0.17)

Weighted average shares outstanding:
Basic and diluted	66,524				O	120,110

See Accompanying Notes to these Unaudited Pro Forma Condensed Combined Financial Statements

TRANSATLANTIC PETROLEUM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

(Thousands of U.S. Dollars, except per share amounts)

	TransAtlantic Historical	Incremental Historical (IFRS)	U.S. GAAP and Pro Forma Adjustments		Combined Pro Forma Amounts
Revenues:
Revenues	$—	$4,195	$(41)	A	$—
			(4,154)	B
Oil and gas sales	27,681	—	(212)	G	31,623
			4,154	B
Oilfield Services	1,588	—	—		1,588

Total revenues	29,269	4,195	(253)		33,211
Costs and Expenses:
Production	10,168	—	942	E	12,218
			1,108	H
Exploration, abandonment and impairment	24,791	—	—		24,791
Seismic and other exploration	10,538	—	73	C	10,611
General and administrative	16,129	—	919	F	17,048
Employee benefits expense	—	1,799	(942)	E	—
			(857)	F
Takeover defense	—	62	(62)	F	—
International oil and gas activities	12,349	—	—		12,349
Royalty expense	—	212	(212)	G	—
Raw materials and consumables used	—	893	(893)	H	—
Field costs	—	215	(215)	H	—
Accretion of discount on asset retirement obligations	164	—	22	I	186
Finance costs	—	15	(15)	J	—
Depreciation, depletion and amortization	7,942	652	(460)	K	8,134

Total costs and expenses	82,081	3,848	(592)		85,377

Operating income (loss)	(52,812)	347	339		(52,126)
Other income (expense):
Interest and financing expense	(2,748)	—	(937)	L	(3,685)
Interest and other income	213	—	26	A	239
Loss on commodity derivative contracts	(1,922)	—	—		(1,922)
Foreign exchange loss	(3,449)	8	—	M	(3,441)
Other	—	(546)	15	A	(531)

Loss before income tax provision	(60,718)	(191)	(557)		(61,466)
Income tax provision	1,299	107	63	N	1,469

Net loss	(62,017)	(298)	(620)		(62,935)
Non controlling interests, net of tax	(129)	—	129	P	—

Net loss attributable to TransAtlantic Petroleum Ltd.	$(62,146)	$(298)	$(491)		$(62,935)

Net loss per common share attributable to TransAtlantic Petroleum Ltd.:
Basic and diluted	$(0.29)			O	$(0.30)

Weighted average shares outstanding:
Basic and diluted	212,320			O	212,355

See Accompanying Notes to these Unaudited Pro Forma Condensed Combined Financial Statements

TRANSATLANTIC PETROLEUM LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of U.S. GAAP and Pro Forma Adjustments

A	Reclassifies interest and other income, which is included in revenue on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in other income (expense).

B	Reclassifies oil and gas sales revenue, which is included in revenue on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in oil and gas sales revenue.

C	Records exploration expense incurred by Incremental, which is capitalized under IFRS, but expensed under the U.S. GAAP successful efforts method. Such charges consist primarily of seismic data processing and related direct expenses incurred by Incremental to study such data, along with other geological and geophysical activities.

D	Records dry hole expenses of Longe, which were capitalized under the full cost method but expensed under successful efforts. This adjustment is inapplicable to the pro forma condensed combined financial statements for the year ended December 31, 2009, as Longe’s results of operations are included in TransAtlantic’s historical results of operations for that period.

E	Reclassifies costs related to those individuals directly associated with Incremental’s oil and gas producing operations. Such costs are included in employee benefits expense on Incremental’s Consolidated Income Statement, as presented under IFRS. Consistent with U.S. GAAP, these amounts should be included in production expense.

F	Reclassifies employee benefits expense and takeover defense, which are shown separately on Incremental’s Consolidated Income Statement, as presented under IFRS. These charges represent general and administrative expenses as reported under U.S. GAAP.

G	Reclassifies royalty expense which is shown as an expense on Incremental’s Consolidated Income Statement, as presented under IFRS. In conformance with TransAtlantic’s accounting policies, these amounts are shown as a reduction of revenue because Incremental was never entitled to these amounts.

H	Reclassifies raw materials and consumables used and field costs, which are shown separately on Incremental’s Consolidated Income Statement, as presented under IFRS. These charges represent lease operating expenses as reported under U.S. GAAP, and would have been included in production expense on TransAtlantic’s consolidated statement of operations had the Incremental Acquisition occurred on January 1, 2008.

I	Records accretion of discount on asset retirement obligations based on TransAtlantic’s estimate of the present value of those obligations.

J	Finance costs on Incremental’s Consolidated Income Statement, as presented under IFRS, represent accretion of discount on asset retirement obligations. This adjustment reverses the historical amounts as the pro forma amounts have been contemplated in Note I above.

K	Adjusts Incremental’s historic depletion and depreciation expense recorded in accordance with IFRS to amounts indicated based on the units-of-production method in accordance with U.S. GAAP computed from the amounts allocated to oil and gas properties and TransAtlantic’s estimated proved reserve quantities related to Incremental’s oil and gas properties. Depreciation of rigs and other equipment is provided using the straight-line method over estimated remaining useful lives of approximately seven years as of March 5, 2009. The Company has recorded the assets acquired and the liabilities assumed in the Incremental Acquisition at their fair values. Depletion for the period from January 1, 2009 through March 5, 2009 was adjusted to reflect fair value.

L	Records interest expense on amounts borrowed under the Dalea credit agreement at the fixed contractual interest rate of 10% per annum as if those amounts had been outstanding since January 1, 2008. TransAtlantic borrowed $59 million under the Dalea credit agreement to fund the Incremental Acquisition.

M	Records the loss on borrowings under the Dalea credit agreement resulting from the embedded derivative. Under the terms of the Dalea credit agreement, the Company borrowed U.S. funds to purchase Incremental’s outstanding shares. The U.S. Dollar amounts borrowed were based on the Australian Dollar equivalent to purchase Incremental shares translated at $0.7024 per Australian Dollar. The existence of the fixed exchange rate constitutes an embedded derivative. Following is a summary of the loss (in thousands):

U.S. Dollar obligations incurred	$59,002
Less: U.S. Dollar Equivalents of Australian Dollars realized on borrowings based on exchange rates in effect on the dates of borrowings	54,726

Equals realized loss on borrowings under Dalea credit agreement based on fixed exchange rate of $0.7024 per Australian Dollar	$4,276

TRANSATLANTIC PETROLEUM LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(CONTINUED)

This adjustment is inapplicable to the pro forma condensed combined financial statements for year ended December 31, 2009, as the loss on borrowings under the Dalea credit agreement is included in TransAtlantic’s historical results of operations for that period.

N	Provides income tax on the pro forma adjustments above related to Incremental’s Turkish operations using an expected statutory income rate of 20%. The tax effect of pro forma adjustments related to United States or Australian operations is zero because the Company has a net deferred tax asset which is reduced to zero by a valuation allowance. For results of operations in Turkey, the Company has a net deferred tax liability, with no valuation allowances deemed necessary in management’s judgment.

O	Pro forma basic and diluted loss per share for the year ended December 31, 2008 is based on TransAtlantic’s weighted average shares outstanding and gives effect to the issuance of 75,000,000 common shares of TransAtlantic pursuant to the Longe acquisition and the Private Placement as if the shares had been issued on April 14, 2008 (inception), and the issuance of 101,585 common shares of TransAtlantic to retire share-based payment arrangements of Incremental as if those shares were issued on January 1, 2008, as follows (in thousands, except per share amount):

Numerator: pro forma combined net loss	$(20,297)
Denominator:
Weighted average shares outstanding as reported	66,524
Weighted average effect of shares issued in the Longe Acquisition and Private Placement	53,484
Shares issued to retire share-based payment arrangements of Incremental	102

Pro forma weighted average shares outstanding	120,110

Pro forma loss per share	$(0.17)

Pro forma basic and diluted loss per share for the year ended December 31, 2009 is based on TransAtlantic’s weighted average shares outstanding and gives effect to the issuance of 101,585 common shares of TransAtlantic to retire share-based payment arrangements of Incremental as if those shares were issued on January 1, 2008. The effects of the issuance of 75,000,000 common shares of TransAtlantic pursuant to the Longe acquisition and the Private Placement are included in TransAtlantic’s historical weighted average shares outstanding. Following is the computation of pro forma weighted average shares outstanding and basic and diluted loss per share (in thousands, except per share amount):

Numerator: pro forma combined net loss	$(62,935)
Denominator:
Weighted average shares outstanding as reported	212,320
Weighted average effect of shares issued in the Longe Acquisition and Private Placement	—
Weighted average effect of shares issued to retire share-based payment arrangements of Incremental	35

Pro forma weighted average shares outstanding	212,355

Pro forma loss per share	$(0.30)

Common shares underlying the 829,960 TransAtlantic warrants issued in the Incremental Acquisition have not been included in dilutive weighted average shares outstanding as their effects were anti-dilutive, based on the pro forma net loss indicated.

P	Removes net loss attributable to non-controlling interests in Incremental as such amounts would not have been recognized if the Incremental Acquisition had occurred on January 1, 2008.

* * * * * * *

INCREMENTAL PETROLEUM LIMITED

AUDITED FINANCIAL STATEMENTS

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX: 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0)
www.deloitte.com.au

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Incremental Petroleum Limited

Perth, Australia

We have audited the accompanying consolidated balance sheet of Incremental Petroleum Limited and subsidiaries (the “Company”) as of 31 December 2008 and 2007, and the related consolidated income statement, statement of income and expense, and cash flow statement for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Incremental Petroleum Limited and subsidiaries as of 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
13 May 2009

Member of
Deloitte Touche Tohmatsu

Incremental Petroleum Limited

A.C.N. 115 711 601

Financial report for the year ended 31 December 2008

Incremental Petroleum Limited

Financial Report

CORPORATE DIRECTORY

DIRECTORS	AUDITORS

Chris Cronin Chairman Gerard McGann Managing Director Mark Stowell Matthew McCann	Deloitte Touche Tohmatsu Level 14, Woodside Plaza 240 St Georges Terrace Perth WA 6000
COMPANY SECRETARY Jonathan Asquith

REGISTERED OFFICE 20 Howard Street Perth WA 6000 Tel: +61 8 9481 8696 Fax: +61 8 9481 2394 E-mail: office@incrementalpetroleum.com	TURKEY OFFICE Karakoy Ticeret Merkezi Kermeralti Caddesi No: 24 Kat: 7 Karakoy – ISTANBUL Tel: +90 212 334 8900 Fax: +90 212 334 8998

SHARE REGISTRY	SOLICITORS

Security Transfer Registrars Pty Ltd 770 Canning Highway Applecross Western Australia 6153 Tel: +61 8 9315 2333 Fax: +61 8 9315 2233	Johnson Winter & Slattery Level 1 216 St Georges Terrace Perth WA 6000
WEBSITE www.incrementalpetroleum.com

Incremental Petroleum Limited

Financial Report

Consolidated income statement

for the financial year ended 31 December 2008

	Note	2008 $’000	2007 $’000
Revenue	2	53,271	39,952

Royalty expenses		(6,472)	(5,164)
Raw materials and consumables used		(8,339)	(6,910)
Field costs		(2,667)	(1,081)
Employee benefits expense	2	(9,352)	(7,985)
Depreciation and amortisation expense	2	(4,834)	(4,188)
Takeover defence expenses		(1,678)	—
Finance costs	2	(123)	(117)
Employee share scheme		—	(248)
Foreign exchange differences		(1,000)	737
Other expenses		(795)	(993)

Profit before tax		18,011	14,003
Income tax expense	3	(5,653)	(3,229)

Profit for the year		12,358	10,774

Notes to the consolidated financial statements are included on pages F-16 to F-41

Incremental Petroleum Limited

Financial Report

Consolidated balance sheet

as at 31 December 2008

	Note	2008 $’000	2007 $’000
Current assets
Cash and cash equivalents	20	11,843	3,787
Trade and other receivables	5	5,362	7,902
Inventories	6	2,695	2,208
Other current assets	7	739	588

Total current assets		20,639	14,485

Non-current assets
Property, plant and equipment	8	16,678	17,618
Oil properties in production	9	62,024	60,537
Exploration assets	10	24,107	11,567

Total non-current assets		102,809	89,722

Total assets		123,448	104,207

Current liabilities
Trade and other payables	12	3,503	3,654
Borrowings	11	4,033	1,332
Current tax liabilities	3	—	17
Provisions	13	355	122

Total current liabilities		7,891	5,125

Non-current liabilities
Payables		500	—
Borrowings	11	2,780	5,099
Deferred tax liabilities	3	13,672	12,923
Provisions	13	2,964	2,923

Total non-current liabilities		19,916	20,945

Total liabilities		27,807	26,070

Net assets		95,641	78,137

Equity
Issued capital	14	66,343	54,466
Reserves	15	(188)	1,818
Retained earnings	16	29,486	21,853

Total equity		95,641	78,137

Notes to the consolidated financial statements are included on pages F-16 to F-41

Incremental Petroleum Limited

Financial Report

Consolidated statement of recognised income and expense

For the financial year ended 31 December 2008

	Note	2008 $’000	2007 $’000
Translation of foreign operations:
Exchange differences taken to equity	15	(2,006)	6,261

Net (expense)/income recognised directly in equity		(2,006)	6,261
Profit for the year		12,358	10,774

Total recognised income and expense for the year		10,352	17,035

Notes to the consolidated financial statements are included on pages F-16 to F-41

Incremental Petroleum Limited

Financial Report

Consolidated cash flow statement

For the financial year ended 31 December 2008

		2008 $’000	2007 $’000
Cash flows from operating activities
Receipts from customers		47,787	32,548
Payments to suppliers and employees		(21,453)	(17,283)
Income tax paid		(4,784)	(1,350)

Net cash provided by operating activities	20	21,550	13,915

Cash flows from investing activities
Interest received		892	614
Payments for property, plant and equipment	8	(1,773)	(5,054)
Payments for field development		(6,485)	(4,959)
Payments for exploration		(11,881)	(9,586)

Net cash used in investing activities		(19,247)	(18,985)

Cash flows from financing activities
Proceeds from issues of equity securities	14	11,162	—
Interest paid		(529)	(196)
Capital return paid		—	(3,371)
Dividend paid		(3,485)	(2,023)
Proceeds from borrowings		—	6,191
Repayment of borrowings		(1,202)	—
Payments for share issue costs	14	(525)	—

Net cash provided by financing activities		5,421	601

Net increase/(decrease) in cash and cash equivalents		7,724	(4,469)
Cash and cash equivalents at the beginning of the financial year		3,787	8,060
Effects of exchange rate changes on the balance of cash held in foreign currencies		332	196

Cash and cash equivalents at the end of the year	20	11,843	3,787

Notes to the consolidated financial statements are included on pages F-16 to F-41

Incremental Petroleum Limited

Financial Report

1.	Summary of accounting policies

General Information

Incremental Petroleum Limited (the Company) is an unlisted public company, incorporated in Australia and operating in Australia, USA and Turkey. The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the company (its subsidiaries)(referred to as ‘the Group’ in these financial statements).

Adoption of new and revised Accounting Standards

At the date of authorisation of the financial report, a number of standards and Interpretations were in issue but not yet effective.

	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Initial application of the following Standards will not affect any of the amounts recognised in the financial report, but will change the disclosures presently made in relation to the Group and the Company’s financial report:Standard / Interpretation

IAS 1, Presentation of Financial Statements (AASB 101)	1 January 2009	31 December 2009

IFRS 8, Operating Segments (AASB 8)	1 January 2009	31 December 2008

Initial application of the following Standards/Interpretations is not expected to have any material impact on the financial report of the Group and the Company:

Amendment to IAS 23, Borrowing Costs (AASB 123)	1 January 2009	31 December 2009

Revised: IFRS 3 (revised), Business Combinations (AASB 3) Revised: IAS 27 (revised), Consolidated and Separate Financial Statements (AASB 127)	Business combinations occurring after the annual reporting periods beginning 1 July 2009	31 December 2010

Amendments to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

— Puttable Financial Instruments Arising on Liquidation and Obligations (AASB 132 and AASB 101)

	1 July 2009 and 1 January 2009	31 December 2010 31 December 2009

AASB Interpretation 15 / IFRIC Interpretation 15 ‘Agreements for the Construction of Real Estate’	1 January 2009	31 December 2009

AASB Interpretation 16 / IFRIC Interpretation 16 ‘Hedges of a Net Investment in a Foreign Operation’	1 October 2008	31 December 2009

AASB Interpretation 17 / IFRIC Interpretation 17 ‘Distributions of Non-Cash Assets to Owners’	1 July 2009	31 December 2010

Improvements to IFRSs and AASBs — a collection of amendments to International Financial Reporting Standards and Australian Accounting Standards	1 January 2009	31 December 2009

The directors have elected to apply IFRS 8 ‘Operating Segments’ in the current accounting period, even though this standard was not required to be applied until annual reporting periods beginning on or after 1 January 2009. Because the group does not have on issue any debt or equity securities that are traded in a public market and is not in the process of issuing any class of instruments in a public market, the group is not required to present segment reporting information under IFRS 8, and accordingly none has been provided in this financial report.

Incremental Petroleum Limited

Financial Report

The directors note that the impact of the initial application of the Standards and Interpretations is not yet known or is not reasonably estimable. These Standards and Interpretations will be first applied in the financial report of the Group that relates to the annual reporting period beginning on or after the effective date of each pronouncement.

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Accounting Standards. The financial report includes the consolidated financial statements of the Group only. Accounting Standards include Australian equivalents to International Financial Reporting Standards (‘A-IFRS’). Compliance with the A-IFRS ensures that the consolidated financial statements and notes of the Group comply with International Financial Reporting Standards (‘IFRS’) as issued by International Accounting Standards Board (‘IASB’).

The financial statements were authorised for issue by the directors on 11 April 2009

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

The company is a company of the kind referred to in Australian Securities and Investment Commission (“ASIC”) Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Critical accounting judgments and key sources of estimation uncertainty

In the application of A-IFRS/IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Judgments made by management in the application of A-IFRS/IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less at the date of the acquisition.

(b)	Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Incremental Petroleum Limited

Financial Report

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Contributions to defined contribution superannuation plans are expensed when incurred.

(c)	Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs, except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value

Subsequent to initial recognition, investments in subsidiaries are measured at cost.

Other financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’, ‘held-to-maturity’ investments, ‘available-for-sale’ financial assets, and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective Interest Method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets at fair value through the profit or loss.

Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortised cost using the effective interest method less impairment.

Interest income is recognised by applying the effective interest rate.

(d)	Financial instruments

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments.

(e)	Foreign currency

The individual financial statements of each group entity are presented in the functional currency being the currency of the primary economic environment in which the entity operates. For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Australian dollars, which is the functional currency of Incremental Petroleum Limited and the presentation currency for the consolidated financial statements.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Exchange differences are recognised in profit or loss in the year in which they arise.

Incremental Petroleum Limited

Financial Report

Foreign operations

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the year unless exchange rates fluctuate significantly, in which case the exchange rate at the dates of the transaction are used. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

(f)	Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset, equity cost, or as part of an item of expense; or

ii.	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(g)	Impairment of assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss (other than goodwill) is recognised in profit or loss immediately.

(h)	Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the year. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior years is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Incremental Petroleum Limited

Financial Report

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, branches, associates and joint ventures except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the year

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

(i)	Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory with all categories being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs of disposal.

(j)	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

(k)	Presentation currency

The consolidated financial information is presented in Australian dollars, being the functional currency of Incremental Petroleum Limited. The functional currency of the Turkish and U.S. operating entities is the New Turkish Lira and US Dollar respectively . The results and financial position of the Turkish operating entities are expressed in Australian dollars a common currency so that the consolidated financial statements may be presented.

(l)	Principles of consolidation

Control is achieved where the Company has power to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the year of acquisition.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the Group are eliminated in full. The results of the Group cover the financial year.

(m)	Property, plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are initially stated at fair value at the date of acquisition. Fair value is determined on the basis of an independent valuation prepared by external valuation experts.

Subsequent additions to property, plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Incremental Petroleum Limited

Financial Report

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the year of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting year.

The following estimated useful lives are used in the calculation of depreciation:

• Plant and equipment	10 years

• Well head assets	10 years

(n)	Oil properties in production

The Group amortises the oil properties in production on a unit of production basis over estimated reserves. The estimated 2P reserves of the oilfield are 12.04 million barrels. Production during the year was 493,409 barrels.

(o)	Provisions

Provisions are recognised when the Group has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(p)	Revenue recognition

Sale of goods

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. This is generally when title passes.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(q)	Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant. Fair value is measured by use of a Black-Scholes model taking into account the terms and conditions on which the options are granted.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(r)	Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(s)	Joint ventures

Interests in jointly controlled assets and operations are reported in the financial statements by including the Group’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

(t)	Exploration and evaluation expenditure

Exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Incremental Petroleum Limited

Financial Report

Exploration and evaluation activity includes:

•	researching and analysing historical exploration data

•	gathering exploration data through topographical, geochemical and geophysical studies

•	exploratory drilling

•	surveying transportation and infrastructure requirements

•	conducting market and finance studies

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

In respect of petroleum activities the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration costs are reviewed each reporting date to determine whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to ‘oil properties in production’, and then amortised over the life of the reserves associated with the area of interest once production has have commenced.

(u)	Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognised when there is a present obligation as a result of exploration, development, production, transportation or storage activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal and other requirements and technology. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the end of the balance sheet date.

The initial estimate of the restoration and rehabilitation provision relating to production facilities is capitalised into the related asset and amortised on the same basis as the related asset, unless the present obligation arises from the production of inventory in the year, in which case the amount is included in the cost of production for the year. Changes in the estimate of the provision for restoration and rehabilitation are treated in the same manner, except that the unwinding of the effect of discounting on the provision is recognised as a finance cost.

(v)	Development expenditure

Development expenditure is recognised at cost less accumulated amortisation and any impairment losses. Where commercial production in an area of interest has commenced, the associated costs together with any forecast future capital expenditure necessary to develop proved and probable reserves are amortised over the estimated economic life of the field on a units-of-production basis.

Changes in factors such as estimates of proved and probable reserves that affect unit-of-production calculations are dealt with on a prospective basis.

(w)	Use and revision of accounting estimates

As a result of the uncertainties inherent in business and other activities, many items in a financial report cannot be measured with precision but can only be estimated. The estimation process involves best estimates based on the latest information available. Estimates may be required, for example, bad debts, inventory obsolescence, provision for rehabilitation or the useful lives or expected pattern of consumption of economic benefits of depreciable assets. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Incremental Petroleum Limited

Financial Report

Reserve estimates

Estimation of reported recoverable quantities of proven and probable reserves include judgmental assumptions regarding commodity prices, exchange rates, discount rates, and production and transportation costs for future cash flows. It also requires interpretation of complex geological and geophysical model in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries. The economic, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in expected future cash flows.

Reserves are integral to the amount of depreciation, depletion and amortisation charged to the income statement. Reserve estimates are prepared in accordance with guidelines of the Society of Petroleum Engineers.

Key sources of estimation uncertainty

Useful lives of property, plant and equipment

As described above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. During the financial year, the directors determined no change was required.

(x)	Leases

Operating lease payments are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are from the leased asset are consumed. Contingent rentals arising from under operating leases are recognised as an expenses in the period in which they are incurred.

(y)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure is deducted from the borrowing costs eligible for capitalisation. All other borrowing costs are recognised in profit or loss on the period in which they are incurred.

(z)	Royalty expense

Royalty expense is calculated at 12.5% of production.

Incremental Petroleum Limited

Financial Report

2.	Profit from operations

(a)	Revenue

	2008 $’000	2007 $’000

Revenue consisted of the following items:
Revenue from the sale of oil	52,039	39,338
Rig contracting revenue	340	—
Bank deposits interest revenue	892	614

	53,271	39,952

(b) Profit before income tax

Profit before income tax has been arrived at after charging the following expenses.
Depreciation and Amortisation
Depreciation of non-current assets	2,184	1,710
Amortisation of non-current assets	2,650	2,478

	4,834	4,188

Finance Costs
Interest on bank overdrafts and loans	485	196
Less: amounts included in the cost of qualifying assets	(485)	(196)

	—	—

Unwinding of discount in provision for restoration	123	117

Operating lease rental expenses:
Minimum lease payments	224	15

Employee benefit expense
Employee benefits	9,210	7,875
Post employment benefits:
Defined contribution plans	142	110

	9,352	7,985

3.	Income taxes

(a)	Income tax recognised in profit or loss

Tax expense comprises:
Current tax expense	3,110	1,281
With-holding taxes on dividends	1,456	207
Deferred tax expense relating to the origination and reversal of temporary differences	1,087	1,741

Total tax expense	5,653	3,229

Incremental Petroleum Limited

Financial Report

3.	Income taxes (cont’d)

The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	$’000 2008	$’000 2007
Profit before taxation	18,011	14,003

Income tax expense at 30% (i)	5,403	4,201
Effect of different tax rates of subsidiaries operating in other jurisdictions	(2,063)	(1,507)

	3,340	2,694

With-holding tax on dividends	1,457	207
Disallowable items	39	356
Other	817	(28)

Income tax expense	5,653	3,229

(i)	30% reflects the statutory company tax rate in Australia

(b)	Current tax liabilities

Current tax payables:
Income tax payable attributable to:
Subsidiaries	—	17

(c)	Deferred tax liabilities

	2008
	Opening Balance $’000	Charged to income $’000	Foreign exchange differences charged to reserves $’000	Closing balance $’000
Gross deferred tax liabilities:
Oil properties in production	11,107	(472)	(346)	10,289
Property plant and equipment	2,272	(98)	(70)	2,104
Exploration assets	1,148	1,587	28	2,763

	14,527	1,017	(388)	15,156

Gross deferred tax assets:
Receivables	(662)	28	20	(614)
Inventories	(295)	(40)	7	(328)
Provisions	(609)	(70)	15	(664)
Other	(38)	152	8	122

	(1,604)	70	50	(1,484)

	12,923	1,087	(338)	13,672

The deferred taxation balances represent the amount of taxation potentially payable if the assets and liabilities were sold by the subsidiary operating entities at their carrying value at 31 December 2008. No taxation would be payable if the subsidiary companies were sold at balance date for their carrying value.

Incremental Petroleum Limited

Financial Report

(c)	Deferred tax liabilities (cont’d)

	2007
	Opening Balance $’000	Charged to income $’000	Foreign exchange differences charged to reserves $’000	Closing balance $’000
Gross deferred tax liabilities:
Oil properties in production	9,288	907	912	11,107
Property plant and equipment	1,942	142	188	2,272
Exploration assets	—	1,075	73	1,148

	11,230	2,124	1,173	14,527

Gross deferred tax assets:
Receivables	(69)	(549)	(44)	(662)
Inventories	(301)	31	(25)	(295)
Provisions	(553)	(5)	(51)	(609)
Other	(171)	140	(7)	(38)

	(1,094)	(383)	(127)	(1,604)

	10,136	1,741	1,046	12,923

	2008 $’000	2007 $’000
Unrecognised deferred tax liabilities
The following deferred tax assets have not been brought to account as assets:
Tax losses – revenue	206	139

	206	139

4.	Remuneration of auditors

	2008 $’	2007 $’
Auditor of the parent entity
Audit or review of the financial report	80,000	74,490
Related practice of the parent entity auditor
Audit or review of the financial report	37,000	22,615

The auditor of Incremental Petroleum Limited is Deloitte Touch Tohmatsu

5.	Trade and other receivables

	2008 $’000	2007 $’000
Trade receivables (i)	5,362	7,902

(i)	The average credit period on sales of goods is 30 days. No interest is charged on the trade receivables. An allows is made for estimated irrecoverable trade receivable amounts arising from the past sale of goods, determined by reference to past default experience.

Before accepting any new customers the Group assesses the potential customer’s credit quality and defines credit limits by customer. These are reviewed annually.

At reporting date that are no debtors past due date and all amounts are considered recoverable. The Group does not hold any collateral over these balances.

Incremental Petroleum Limited

Financial Report

6.	Inventories

Oil	101	200
Maintenance materials	2,594	2,008

	2,695	2,208

7.	Other current assets

	2008 $’000	2007 $’000
GST recoverable	179	—
Income tax recoverable	209	—
Prepayments	351	588

	739	588

8.	Property, plant and equipment - 2008

	Plant and equipment $’000	Well head assets $’000	Total $’000
Gross carrying amount
Balance at start of the year	16,966	4,076	21,042
Additions	1,773	—	1,773
Disposals	(78)	—	(78)
Net foreign exchange translation differences	(430)	(120)	(550)

Balance at end of the year	18,231	3,956	22,187

Accumulated depreciation
Balance at start of the year	2,508	917	3,425
Depreciation expense	1,803	381	2,184
Disposals	(78)	—	(78)
Net foreign exchange translation differences	(10)	(12)	(22)

Balance at end of the year	4,223	1,286	5,509

Net book value
As at 31 December 2008	14,008	2,670	16,678

Incremental Petroleum Limited

Financial Report

Property, plant and equipment – 2007

	Plant and equipment $’000	Well head assets $’000	Total $’000
Gross carrying amount
Balance at start of the year	10,602	3,734	14,336
Additions	5,054	—	5,054
Net foreign exchange translation differences	1,310	342	1,652

Balance at end of the year	16,966	4,076	21,042

Accumulated depreciation
Balance at start of the year	1,000	466	1,466
Depreciation expense	1,328	382	1,710
Net foreign exchange translation differences	178	69	248

Balance at end of the year	2,506	917	3,424

Net book value
As at 31 December 2007	14,460	3,159	17,618

9.	Oil Properties in production

	2008 $’000	2007 $’000
Gross carrying amount
Balance at start of the year	66,300	55,658
Additions	5,814	5,190
Net foreign exchange translation differences	(1,742)	5,452

Balance at end of the year	70,372	66,300

Accumulated amortisation
Balance at start of the year	5,763	2,855
Amortisation expense	2,650	2,478
Net foreign exchange translation differences	(65)	430

Balance at end of the year	8,348	5,763

Net book value
Balance at end of the year	62,024	60,537

Incremental Petroleum Limited

Financial Report

10.	Exploration Assets

	2008 $’000	2007 $’000
At cost	24,107	11,567

Reconciliation of movement:
Balance at start of the year	11,567	1,027
Exploration and evaluation expenditure	1,470	3,759
Purchase of exploration interests	10,707	5,999
Net foreign exchange translation differences	(122)	586
Capitalised interest	485	196

Balance at end of the year	24,107	11,567

Ultimate recoupment of this expenditure is dependent upon the continuance of the Group’s right to tenure of the areas of interest and the discovery of commercially viable oil and gas reserves, their successful development and exploitation, or, alternatively, sale of the respective areas of interest at an amount at least equal to the book value.

11.	Borrowings

	2008 $’000	2007 $’000
Secured – at amortised cost
Current
Bank loan (i)	4,033	1,332

Non-current
Bank loan (i)	2,780	5,099

Disclosed in the financial statements as:
Current borrowings	4,033	1,332
Non-current borrowings	2,780	5,099

	6,813	6,431

(i)	The loan is for an original amount of $US 5,500 thousand, received on 6 August 2007. No repayments of principal were required for the first 12 months of the loan and thereafter the principal and interest are being repaid over 24 months commencing on 6 August 2008. The rate of interest on the loan is a floating rate which during the year averaged 8% (2007: 7.6%). The loan is collateralised by a charge over the Group’s oil sales receivables.

Incremental Petroleum Limited

Financial Report

12.	Trade and other payables

	2008 $’000	2007 $’000
Trade payables (i)	2,600	2,682
Other payables	903	972

	3,503	3,654

(i)	Credit terms averaging 30 days from invoice date apply to payables

13.	Provisions

Current provisions
Employee benefits	355	122

Non-current provisions
Restoration provision	2,964	2,923

The provision for restoration costs represents the present value of the directors’ best estimate of the future sacrifice of economic benefits that may be required to restore the Selmo oilfield.

Balance at the start of the year	2,923	2,562
Unwinding of discount	123	117
Foreign exchange translation difference	(82)	244

Balance at the end of the year	2,964	2,923

Incremental Petroleum Limited

Financial Report

14.	Issued capital

	2008 $’000	2007 $’000
79,735,605 fully paid ordinary shares (2007: 67,424,350)	66,343	54,466

Ordinary shares carry one vote per share and the right to dividends. Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

	2008 No.	2008 $’000	2007 No.	2007 $’000
Fully paid ordinary shares
Balance at the start of the year	67,424,350	54,466	67,200,000	57,838

Issue of shares to PEMI Employees Incremental Petroleum Limited Equity Participation Plan*	—	—	224,350	—
Issue of shares pursuant to placements	10,000,000	10,000	—	—
Issue of shares pursuant to share Purchase Plan	1,162,000	1,162	—	—
Cost of issues	—	(525)	—	—
Issue of shares pursuant to dividend re-investment plan**	1,149,255	1,240	—	—
Capital return	—	—	—	(3,372)

Balance at end of financial year	79,735,605	66,343	67,424,350	54,466

Treasury shares*
Balance at the start and end of the year	(224,350)	—	—
Issue of shares to PEMI Employees Incremental Petroleum Limited Equity Participation Plan*	—	—	(224,350)	—

Balance at end of financial year	(224,350)	—	(224,350)	—

Total fully paid ordinary shares net of treasury shares	79,511,255	66,343	67,200,000	54,466

*	These shares have been treated as an in substance option for the purposes of the preparation of these accounts. The shares were issued in January 2007 to the trustee of the PEMI Employees Incremental Petroleum Limited Equity Participation Plan Trust Deed. The shares allotted to the Trust are held pursuant to the PEMI Employees Incremental Petroleum Limited Equity Participation Plan on behalf of all of the Turkish employees of Petroleum Exploration Mediterranean International Pty Ltd.
**	As an alternative to receiving a cash dividend, shareholders can elect to reinvest their dividend in acquiring additional Incremental shares under the ‘dividend reinvestment plan’ at a discount to the prevailing share price at record date.

	2008 No.	2007 No.
Share Options
Balance at the start and end of the year	8,800,000	8,800,000

Share options

At the date of this report there were 8,800,000 options over unissued fully paid ordinary shares on issue comprising:

•	6,800,000 unlisted options exercisable at $1.20 per option before 30 June 2010.

•	2,000,000 unlisted options exercisable at $1.45 per option before 30 June 2010.

Share options carry no rights to dividends and no voting rights.

Incremental Petroleum Limited

Financial Report

15.	Reserves

	2008 $’000	2007 $’000
Foreign currency translation	(746)	1,260
Employee equity-settled benefits reserve	558	558

	(188)	1,818

Foreign currency translation reserve
Balance at the start of the year	1,260	(5,001)
Translation of foreign operations	(2,006)	6,261

Balance at the end of the year	(746)	1,260

Exchange differences relating to the translation from the functional currencies of the Group’s foreign controlled entities into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve.

Employee equity-settled benefits reserve
Balance at the start of the year	558	310
Option premium on issue of shares to PEMI Employees Incremental Petroleum Limited Equity Participation Plan	—	248

Balance at the end of the year	558	558

The equity-settled employee benefits reserve arose from the grant of entitlements to shares to employees in Turkey. Subsequent to year end, TransAtlantic Australia Pty Ltd acquired 100% of the share capital of the company.

16.	Retained earnings

	2008 $’000	2007 $’000
Balance at the start of the year	21,853	13,102
Net profit	12,358	10,774
Dividends paid (i)	(4,725)	(2,023)

Balance at the end of the year	29,486	21,853

(i)	Of dividends paid in the year ended 31 December 2008 $3,485,000 were paid in cash and $1,240,000 were paid in accordance with the dividend reinvestment plan as set out in note 14.

Incremental Petroleum Limited

Financial Report

17.	Subsidiaries

Name of entity	Country of domicile and incorporation	2008 Ownership Interest %	2007 Ownership Interest %
Parent entity
Incremental Petroleum Limited	Australia
Subsidiaries (Selmo Oilfield entities)
Dorchester Master Limited Partnership (i)	USA	100	100
Incremental Petroleum (Selmo) Pty Ltd (ii)	Australia	100	100
DMLP GP (ii)	British Virgin Islands	100	100
DMLP LP (ii)	British Virgin Islands	100	100
Petroleum Exploration Mediterranean International Pty Ltd	Australia	100	100
USA entities (iii)
Incremental Petroleum (USA) INC	USA	100	—
Incremental Petroleum (USA) KMD LLC	USA	100	—
Incremental Petroleum (USA) Mc F LLC	USA	100	—
Incremental Petroleum (USA) SEKND LLC	USA	100	—
Other subsidiaries
Incremental Petroleum Iraq Pty Ltd	Australia	100	100
Incremental Petroleum (Butmah) Pty Ltd	Australia	100	100
Incremental Petroleum (Qara Chauk)Pty Ltd	Australia	100	100

(i)	Joint operator of the Selmo oilfield
(ii)	Entities acquired as part of the Selmo oilfield acquisition having no material assets or liabilities other than ownership interests in the Selmo oilfield.
(iii)	During the period the company incorporated these companies to hold and develop the acquired interests in the USA.

18.	Related party disclosures

(a) Equity interests in related parties

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in Note 17 to the financial statements.

Equity interests in joint ventures

Details of interests in joint ventures are included in Note 23 to the financial statements

(b) Parent entities

The parent entity in the Group is Incremental Petroleum Limited.

The ultimate Australian parent entity is TransAtlantic Australia Pty Ltd (effective 9 March 2009)

The ultimate parent entity is TransAtlantic Petroleum Corp.

(c) Key management compensation

The aggregate compensation of the key management personnel of the Group and the Company is set out below:

	2008 $	2007 $
Short-term employment benefits	3,269,856	2,707,077
Post-employment benefits	77,900	77,325

	3,347,756	2,784,402

Incremental Petroleum Limited

Financial Report

The following table discloses the remuneration of the key management personnel of the Group in 2008:

	Short term employment benefits				Post- employment benefits
	Salary $	Additional Fees(i) $	Bonus $	Non-monetary(ii) $	Super- annuation $	Total $
C Cronin	90,000	64,000	—	—	8,100	162,100
G McGann	641,730	—	97,640	289,232	—	1,028,602
M Stowell	60,000	294,800	—	—	5,400	360,200
C Hyder	60,000	—	—	—	5,400	65,400
J Asquith	168,383	—	25,000	7,867	44,250	245,500
Sandy	14,750	—	—	—	14,750	29,500
S Okul	410,324	—	25,645	59,368	—	495,337
V Koehler	317,288	—	20,256	83,573	—	421,117
S Hendry	199,122	—	32,275	120,817	—	352,214
M Veysi Alyamac	172,898	—	11,284	3,604	—	187,786
Total	2,134,495	358,800	212,100	564,461	77,900	3,347,756

(i)	Additional fees includes payments for substantial professional work associated with the activities of the company performed by Directors beyond the amounts normally expected from a non-executive role. Payments were made based on actual time on specific matters at commercial rates.
(ii)	Non-monetary amounts include expatriate location costs, vehicles, housing and healthcare.

The following table discloses the remuneration of the key management personnel of the Group in 2007:

	Short term employment benefits					Post- employment benefits
	Salary $	Additional Fees(i) $	Bonus $	Non-monetary(ii) $	PEMI participation plan (iii) $	Super- annuation $	Total $
C Cronin	82,500	30,000	—	—	—	7,425	119,925
G McGann	541,972	—	—	185,257	—	—	727,229
M Stowell	55,000	219,000	—	—	—	4,950	278,950
C Hyder	55,000	—	—	—	—	4,950	59,950
J Asquith	136,514	—	50,000	13,486	—	60,000	260,000
S Okul	311,983	—	16,552	41,983	13,674	—	384,192
V Koehler	278,127	—	12,582	82,408	17,388	—	390,505
S Hendry	197,366	—	21,389	127,719	13,442	—	359,916
C Gaydali	182,650	—	4,835	3,427	12,823	—	203,735
Total	1,841,112	249,000	105,358	454,280	57,327	77,325	2,784,402

(i)	Additional fees includes payments for substantial professional work associated with the activities of the company performed by Directors beyond the amounts normally expected from a non-executive role. Payments were made based on actual time on specific matters at commercial rates.
(ii)	Non-monetary amounts include expatriate location costs, vehicles, housing and healthcare.
(iii)	Share based payments relate to entitlements under the PEMI Employees Incremental Petroleum Limited Equity Participation Plan. The in-substance option will vest within one year of grant. None were vested or exercised or lapsed during the year.

Incremental Petroleum Limited

Financial Report

19.	Subsequent events

Subsequent to the year end, TransAtlantic Australia Pty Ltd acquired 100% of the share capital of the company. The company was de-listed from the Australian Stock Exchange on 26 March 2009. No financial effect of the takeover can be estimated at this stage.

Except for the foregoing, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

20.	Notes to the consolidated cash flow statement

	2008 $’000	2007 $’000
a) Reconciliation of cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.	11,843	3,787

(b) Reconciliation of profit for the year to net cash flows from operating activities
Profit for the year	12,358	10,774
Depreciation and amortisation	4,834	4,188
Interest income received and receivable	(892)	(614)
Foreign exchange differences	1,428	(128)
Employee share scheme	—	248
Increase/(decrease) in current tax liability	(218)	139
Increase in deferred tax balances	1,086	1,741

Changes in net assets and liabilities, net of effects from acquisition of businesses:
(Increase)/decrease in assets:
Trade and other receivables	2,127	(1,606)
Inventories	(531)	(306)
Other assets	304	(199)
Increase/(decrease) in liabilities:
Payables	700	(337)
Current provisions	231	(102)
Non-current provisions	123	117

Net cash from operating activities	21,550	13,915

Incremental Petroleum Limited

Financial Report

21.	Financial instruments

(a) Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The strategy of the Group is to maintain sufficient capital to continue operations and provide for foreseeable future capital requirements. Pursuant to this strategy a capital return of 5 cents per share was made in 2007. No capital return was made in 2008.

The capital structure of the Group consists of equity attributable to equity holders, comprising issued capital, reserves and retained earnings.

The Group’s risk management committee reviews the capital structure on an annual basis or otherwise as required. As a part of this review the committee considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the committee the Group will balance its overall capital structure through new share issues and share buy-backs as well as the issue of debt.

The Group’s overall strategy remains unchanged from 2007.

(b) Categories of financial instruments

	2008 $’000	2007 $’000
Financial assets
Cash and cash equivalents	11,843	3,787
Loans and receivables (excluding cash and cash equivalents)	5,362	7,902
Financial liabilities
Payables	4,003	3,654
Borrowings	6,813	6,431

(c) Financial risk management objectives

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives.

The Group’s operations expose it primarily to the financial risks of changes in crude oil prices and foreign currency exchange rates.

(d) Oil price risk management

The Group’s oil selling price is determined by monthly average US Dollars denominated prices in spot crude oil market prices, and hence has exposure to oil price fluctuations. Oil price exposures are managed within approved policy parameters potentially utilising forward oil price swap contracts and other hedging instruments.

In 2008 no forward oil price contracts were entered into (2007 : Nil).

Oil price sensitivity

The following table details the Group’s sensitivity to a 30% increase and decrease in the oil price. (2007: 10%) This 30% (2007: 10%)is the sensitivity rate used when reporting oil price risk internally to key management personnel and represents management’s assessment of the possible change in oil prices. The sensitivity analysis includes current year sales levels varied by a 30% (2007: 10%) movement in oil price.

	2008 $’000	2007 $’000
Profit or loss	15,612	3,933

Incremental Petroleum Limited

Financial Report

21.	Financial instruments (continued)

(e) Foreign currency risk management

The Group’s oil selling price is determined by converting monthly average US Dollars denominated prices in spot crude oil market prices into New Turkish Lira, and hence has exposure to exchange rate fluctuations. The Group’s operations in Turkey are conducted using the New Turkish Lira. The Group has undertaken borrowings denominated in US Dollars.

Operating assets and liabilities are denominated in New Turkish Lira and translated to Australian Dollars at balance sheet dates.

Exchange rate exposures are managed within approved policy parameters.

In 2008 no forward foreign exchange contracts were entered into (2007 : Nil).

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date is as follows:

	Assets		Liabilities
	2008 $’000	2007 $’000	2008 $’000	2006 $’000
US Dollars	2,823	2,823	8,044	1,323
Turkish Lira	13,015	12,803	1,211	8,297

Foreign currency sensitivity

The Group is mainly exposed to US dollars (USD) and the New Turkish Lira (YTL). The following table details the Group’s sensitivity to a 20% (2007: 10%) increase and decrease in the Australian dollar against the relevant foreign currencies. This 20% (2007: 10%) is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis only includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 20% (2007: 10%) change in foreign currency rates. The sensitivity analysis includes external loans where the denomination of the loan is in a currency other than the currency of the lender or the borrower.

	2008 $’000	2007 $’000
US Dollars	1,363	522
Turkish Lira	992	1,088

Note: Changed translation rates at the balance sheet date would require adjustment against the Group’s foreign currency translation reserve and would not affect reported profits.

(f) Interest rate risk management

The Group is subject to interest rate risk exposure through its cash and cash equivalents and borrowings. These are at floating interest rates.

Interest rate sensitivity

The sensitivity analyses below have been determined based on exposure to interest rates applicable to cash and cash equivalents at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the year. A 200 (2007: 50) basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the possible change in interest rates for cash and cash equivalents.

At the reporting date, if interest rates had been 200 (2007: 50) basis points higher or lower and all other variables were held constant, the Group’s:

•	net profit after tax in relation to interest on cash and cash equivalents would increase / decrease by $166 thousand (2007 : $15 thousand).

The sensitivity analyses below have been determined based on exposure to interest rates applicable to borrowings at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the year. A 200 (2007: 50) basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the possible change in interest rates for borrowings.

Incremental Petroleum Limited

Financial Report

Interest rate sensitivity (cont’d)

At the reporting date, if interest rates had been 200 (2007: 50) basis points higher or lower and all other variables were held constant, the Group’s:

•	net cash flow (after tax) in relation to interest on borrowings would increase / decrease by $109 thousand (2007 : $26 thousand).

(g) Liquidity risk management

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table details the Group’s remaining contractual maturity for its financial liabilities at balance date. At the end of the previous financial year, the Group did not have any financial liabilities with contractual maturities of more than one month. The tables have been drawn up based on undiscounted cash flows of financial liabilities based in the earliest date that the Group can be required to pay. The table includes both interest and cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial liability in the balance sheet.

	Weighted average effective interest rate	Less than 1 month $’000	1-3 months $’000	3 months to 1 year $’000	1-5 years $’000	Adjustments $’000	Total $’000
2008
Borrowings	7.60%	339	705	3,092	3,380	(703)	6,813
Payables	—	3,503	—	—	500	—	4,003

2007
Borrowings	8.00%	43	86	1,967	5,129	(793)	6,431
Payables	—	3,654	—	—	—	—	3,654

The company manages liquidity risk by maintaining adequate reserves, banking facilities and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table details the company’s remaining contractual maturity for its financial liabilities at balance date. At the end of the previous financial year, the company did not have any financial liabilities with contractual maturities of more than one month. The table has been drawn up based on undiscounted cash flows of financial liabilities based in the earliest date that the company can be required to pay. The table includes both interest and cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial liability in the consolidated balance sheet.

	Weighted average effective interest rate	Less than 1 month $’000	1-3 months $’000	3 months to 1 year $’000	1-5 years $’000	Adjustments $’000	Total $’000
2008
Payables	—	3,503	—	—	500	—	4,503
2007
Payables	—	216	—	—	—	—	216

Incremental Petroleum Limited

Financial Report

(h) Credit risk management

Credit risk refers to the risk that a sales customer or counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy customers and counterparties.

Included in trade accounts receivable are substantial amounts due from Turkiye Petrolleri Anonim Ortakligi, (National Oil and Natural Gas Company of Turkey) in relation to the sale of all oil production and accordingly the Group has a significant credit risk exposure to this entity.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk.

(i) Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the consolidated financial statements approximates their fair value

22.	Economic dependency

All oil produced by operating entities is purchased solely by Turkiye Petrolleri Anonim Ortakligi, (National Oil and Natural Gas Company of Turkey) a Turkish national entity.

23.	Jointly controlled assets and operations

The Group has entered into a farm-in to a gas prospect in the Thrace basin, Turkey (“Edirne Farm-in”). During the previous year under the terms of the Edirne farm-in the Group completed the earned a 15 % interest in the licence for expenditure of $3,000 thousand.

In March 2007 Group acquired a further 30% interest in the project during the year for a purchase price of $5,999 thousand.

In May 2008 the Group acquired a 10% interest in a joint venture in USA and entered into farm-in agreements to potentially acquire a 50% interest in two other areas in USA.

The Group’s interest, as a venturer, in assets employed in the above jointly controlled operations and assets is detailed below. The amounts are included in the consolidated financial statements in their respective categories.

	2008 $’000	2007 $’000
Non-current assets
Exploration assets (see note 10)	24,107	11,567

24.	Commitments

The Group leases administration offices in Perth Istanbul and Ankara. Lease payments in Turkey are made annually. Lease payments in Australia are made monthly

	2008 $’000	2007 $’000
Lease commitments
Non-cancellable operating lease payments
Not longer than 1 year	100	100
Longer than 1 year and not longer than 5 years	10	20

	110	120

Incremental Petroleum Limited

Financial Report

Capital expenditure commitments

Exploration Expenditure
Not longer than 1 year	2,521	—

The Group is actively developing oil and gas assets in USA and Turkey.

It is anticipated that the Group will fund the costs of two wells in USA within the next 12 months to test shallow (approx 5,000 feet) gas targets. The further development of the shallow gas project would require the construction of a gas processing facility. Under the terms of the farm-in agreements the Group is required to fund the costs of completion of the wells and the facilities to earn a 50% working interest in the projects. In Turkey the Group has commenced engineering studies for a gas processing plant in which it has a 55% interest.

Funding of these projects is anticipated to be achieved from existing cash reserves, internal cash flows from operations or from debt facilities.

25.	Contingent liabilities and assets

The company has received an ambit claim for compensation for loss of income from purported landowners at the Selmo field. The case is being vigorously defended by the company and Turkish government authorities. Except for the foregoing, Directors are not aware of any material contingent liabilities or assets at the date of the financial report.

As part of the acquisition of additional interests in the Edirne gas project the Group may be required to make additional payments contingent on future gas sales from the licence area. The contingencies and the amounts payable are:

Contingency	Amount payable
Any consecutive three month period between 1 April 2009 and 1 December 2009 when the average production of gas from the Edirne licence is in excess of 8.5 million cubic feet per day.	$US 500,000, inclusive of VAT

Any consecutive three month period between 1 January 2010 and 31 December 2010 when the average production of gas from the Edirne licence is in excess of 13 million cubic feet per day	$US 500,000, inclusive of VAT

26.	Interests in production leases and exploration licences

At the date of this report, the Group had interests in the following production leases and exploration licences:

Reference	Name	%
No. ARI/PMI-DML/547-829	Selmo Oil field lease	100
No. 4121,4122	Adana	100
No. 3969 to 3972	Siirt	100
No. 3839	Edirne	60%
No. 4262	Atesler	100% (diluting to 40%)
Various	Kettleman Middle Dome	10%
Various	McFlurrey	Earning 50%
Various	South East Kettleman North Dome	Earning 50%

27.	Dividends

	2008		2007
	Cents per share	Total $’000	Cents per share	Total $’000
Fully paid ordinary shares
Interim dividend, unfranked:	3.0	2,023	3.0	2,023

Balance at the end of the year	3.0	2,023	3.0	2,023

Unrecognised amounts
Fully paid ordinary shares
Final dividend, unfranked:	—	—	3.0	2,023

			3.0	2,023

Incremental Petroleum Limited

Financial Report

On 26 February 2008, the directors declared an unfranked final dividend of 3 cents per share to the holders of fully paid ordinary shares in respect of the financial year ended 31 December 2007.

28.	Other Company Information

REGISTERED OFFICE

20 Howard Street

Perth WA 6000

Tel: +61 8 9481 8696

Fax: +61 8 9481 2394

E-mail: office@incrementalpetroleum.com

TURKEY OFFICE

Karakoy Ticeret Merkezi

Kermeralti Caddesi No: 24 Kat: 7

Karakoy – ISTANBUL

Tel: +90 212 334 8900

Fax: +90 212 334 8998

Principal activities

The principal activity of the Group is the operation of the Selmo oilfield in Turkey and exploration for oil and gas in Turkey and internationally.

Principal objective

The principal objective of the Group is to acquire low risk oil and gas assets and apply world class technical expertise to develop the assets and their productivity. The Selmo oilfield in Turkey was acquired in October 2005 pursuant to this objective.

The subsidiary entities that own and/or operate the Selmo oilfield and are the joint venture partners in the Edirne gas project are set out in Note 17 to the financial statements.

The main performance indicator used by management is production.

The Group is currently focused on the enhancement of the Selmo oilfield and the exploration and evaluation of the Edirne gas project. The financial results of the Selmo oilfield field operations are significantly influenced by the prevailing oil price, the volume of production achieved, and the costs of production.

55,544,300 shares

TransAtlantic Petroleum Ltd.

Common Shares

Prospectus